SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2013

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

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Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – 2013 Third quarter financial results	2

INTERIM MANAGEMENT STATEMENT

JANUARY – SEPTEMBER 2013

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB). This financial information is unaudited.

Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a regional basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each Group region, while centrally-managed projects are included at the regional level. This breakdown of the results does not affect Telefónica’s consolidated earnings.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

01

CONSOLIDATED RESULTS

During the third quarter of 2013 Telefónica continued executing the transformation strategy started last year and which is beginning to bear fruits. Organic revenues posted year-on-year growth for the second consecutive quarter and significantly accelerated in the third quarter (+2.1% year-on-year). As a result, revenues advanced by 0.4% year-on-year in organic terms in the first nine months, which means that the revenue growth target for the full year 2013 has been achieved one quarter ahead of schedule.

This improved revenue performance coupled with the on-going efficiency gains and savings resulting from the operating model transformation, flowed towards OIBDA stabilisation in the third quarter (-0.3% year-on-year organic).

The Company is progressively achieving operational stability while at the same time accelerating the process of financial flexibility improvement, reflected on the reduction of debt by almost 3,700 million euros in the third quarter, resulting from both asset portfolio management and free cash flow improvement, which increased again versus previous quarter.

With regard to operating figures, Telefónica managed a total of 320.3 million accesses at the end of September 2013, with year-on-year growth accelerating to 2% (+0.3 percentage points compared with June), driven by mobile and pay TV accesses. Access evolution is nonetheless impacted by changes in the perimeter of consolidation (disposal of assets relating to the fixed consumer business in the United Kingdom), the disconnection of certain accesses (Czech Republic) and the application of more restrictive criteria for the basis of calculation of prepay customers (Latin America). By region, Telefónica Latinoamérica (68% of the total) maintained a strong commercial momentum, posting growth acceleration for the third quarter in a row to 4% year-on-year.

•	Mobile accesses stood at 252.2 million at the end of September, up 3%, driven by the strong growth of the contract segment (+9% year-on-year), which now accounts for 35% of total mobile accesses (+2 percentage points). The Company focus on this high-value segment was evident one quarter more, with quarterly net additions of 2.1 million, 57% higher than July-September 2012. It is important to note that Latin America registered record-high net contract additions in the quarter (2.0 million; +79% year-on-year), further strengthening the Company’s leadership in the region in this segment.

•	Mobile broadband accesses continued posting solid growth (+41% year-on-year), reaching 67.4 million in September 2013, and now accounting for 27% of mobile accesses (+7 percentage points year-on-year). It should be highlighted the on-going smartphone adoption in the year, as net additions stood at 15.1 million in the first nine months (+50% year-on-year) and at 4.3 million in the quarter (+39% year-on-year), reaching a penetration rate of 25% at the end of September (+8 percentage points year-on-year).

•	Retail broadband accesses (18.4 million at the end of September) maintained a year-on-year growth rate of 2% excluding the impact of the sale of the fixed business’s assets in the United Kingdom and posted net additions of 108 thousand accesses in the quarter (+15% year-on-year), underpinned by the steady growth of T. Latinoamérica and the lower decline in access losses at T. Europe.

Atento Group deconsolidated its results from the Telefónica Group as of the end of November 2012 (following the disposal of the Company during the fourth quarter of 2012), therefore affecting year-on-year comparisons of Telefónica’s reported financial results. The results of the assets of the United Kingdom fixed business are also excluded as from May 1, 2013.

Main metrics year-on-year performance was also negatively impacted in the first nine months by exchange rate fluctuations, mainly due to the devaluation of the Venezuelan bolivar from January 1, 2013 and the depreciations of the Brazilian reais and the Argentine peso. The negative impact is greater in the third quarter than in the first half mainly due to the higher depreciation of the Brazilian reais. Thus, in the first nine months exchange rates reduced revenue growth by 7.0 percentage points, with their negative impact accelerating in the third quarter (-9.8 percentage points) compared with the first half of the year (-5.5 percentage points), while the negative impact on OIBDA was 6.9 percentage points in January-September and 9.7 percentage points in the third quarter. Moreover, changes in the perimeter of consolidation reduced revenue growth by 1.8 percentage points and OIBDA growth by 1.1 percentage points, both in the first nine months and in the third quarter.

Revenues in the first nine months of 2013 totalled 42,626 million euros, up 0.4% year-on-year in organic terms (-8.4% in reported terms). This positive growth represents a change in trend compared with the first half (-0.5% year-on-year) triggered by a significant organic revenue growth acceleration in the third quarter to 2.1% (+0.5% in the second quarter and -1.6% in the first quarter).

Thus, T. Latinoamérica further accelerated year-on-year growth (+10.9% year-on-year in the third quarter; +0.6 percentage points compared with the second quarter), whilst T. Europe continued its sustained improvement (+1.7 percentage points compared with the year-on-year change in the second quarter to -7.1% year-on-year). Besides, T. Digital revenue performance was particularly remarkable, growing 17.9% year-on-year in the third quarter in organic terms and including both digital services, already comprised in T. Latinoamérica and T. Europe regions, and subsidiaries and other businesses of T. Digital. Excluding the negative impact of regulation, consolidated revenues in organic terms increased 2.0% compared with January-September 2012, posting strong growth acceleration in the third quarter to 3.9%.

By region, Telefónica Latinoamérica remained the Group’s growth driver, accounting for 51% of total revenues in the first nine months (+2.6 percentage points year-on-year), whilst revenues from European operations (47% of the total) fell by 1.3 percentage points year-on-year. Telefónica España’s contribution to consolidated revenues decreased 1.5 percentage points, accounting for less than 23% of the total.

Mobile data revenues accelerated their year-on-year growth in organic terms to 10.2% in the third quarter (+9.8% in January-September) underpinned by non-SMS data revenues, which posted a sequential growth improvement to 22.4% year-on-year in the quarter (+22.1% in January-September). These revenues now account for 63% of total data revenues (+6 percentage points compared with January-September 2012). In the first nine months of the year, data revenues accounted for 37% of mobile service revenues (+3 percentage points compared with the same period in 2012).

Consolidated operating expenses amounted to 29,290 million euros in January-September 2013, up 0.9% year-on-year in organic terms (-7.5% reported) mainly on the back of strong commercial activity in T. Latinoamérica related to the strategic focus on capturing high-value customers. In the third quarter, operating expenses rose 3.0% year-on-year in organic terms.

Breakdown by components:

•	Supplies grew 1.2% year-on-year in organic terms (-5.7% reported) in the first nine months of the year, posting growth acceleration in the third quarter to 7.0% (-3.2% reported) as a result of: i) the increased commercial activity at T. Latinoamérica both in the mobile segment, with an increase in the weight of smartphone sales, and in the fixed business, mainly pay TV, ii) the increased commercial activity in United Kingdom and iii) the deceleration in Spain of the decrease in handsets’ supplies.

•	Personnel costs increased 4.6% in organic terms compared with January-September 2012 (-16.4% reported) and 5.0% in the quarter (-18.3% reported), reflecting the negative impact of inflation in some Latin American countries, despite the higher reduction reported at Telefónica Europe (savings from restructuring programmes, mainly in Spain and Czech Republic). This item also reflected non-recurrent restructuring expenses amounting to 105 million euros, primarily in the UK, Brazil and Czech Republic (registered in the first half).

The average headcount was 130,672 employees, 3.9% lower than the average in the first nine months of 2012 excluding the impact of the deconsolidation of Atento.

•	Subcontract expenses fell 2.0% year-on-year in the first nine months organically (-4.3% reported), with the year-on-year organic decline accelerating to 3.8% in the third quarter (-9.5% reported) due to the reduction in commercial costs in Europe, mainly in handset subsidies, despite the increased commercial activity in T. Latinoamérica.

Gains on sales of fixed assets in the first nine months of 2013 totalled 103 million euros (-49 million euros in the third quarter) mainly associated with the capital gain from the disposal of the assets of the fixed business in the United Kingdom (73 million euros in the second quarter), the capital gain from the sale of the stake in Hispasat (21 million euros in the second quarter) and the sale of non-strategic towers in Latin America (39 million euros of impact on OIBDA in January-September; 4 million euros in the third quarter), partly offset by the value adjustment of Telefónica Ireland (-16 million euros in the second quarter) and the value adjustment of Telefónica Czech Republic (-56 million euros in the third quarter). In 2012 this item amounted to 289 million euros (4 million euros in the third quarter), mainly explained by the sale of non-strategic towers in Latin America and Spain with an impact on OIBDA of 289 million euros (78 million euros in the third quarter), the gain from the sale of applications in the second quarter (39 million euros) and the capital loss from the sale of the stake in China Unicom in the third quarter (-97 million euros).

Operating income before depreciation and amortisation (OIBDA) in January-September 2013 amounted to 14,100 million euros, virtually unchanged in organic terms (-0.4%) compared with the same period in 2012 (-10.7% reported). In the third quarter, OIBDA improved its year-on-year trend in organic terms (-0.3%; -0.7% in the second), reflecting revenue growth and the on-going cost containment along with efficiency improvements from the operational transformation process. By region and in organic terms, T. Latinoamérica outperformed in the third quarter (+4.8% year-on-year; +2.7% in the second quarter) despite the strong commercial momentum, while T. Europe maintained a similar trend to the first half of the year (-5.4% year-on-year; -4.8% in January-September 2013).

The OIBDA margin stood at 33.1% in the first nine months, virtually unchanged compared with the same period in 2012 in organic terms (-0.2 percentage points), and at 33.3% in the third quarter, down 0.8 percentage points year-on-year in organic terms.

Depreciation and amortisation totalled 7,414 million euros in January-September 2013 (-4.6% reported) and rose by 2.1% year-on-year in organic terms (+4.5% in the first half) mainly due to higher depreciation on new spectrum, to MMDS TV assets in Brazil and to higher depreciable and amortisable assets in Venezuela and Argentina. The total depreciation and amortisation charges arising from purchase price allocation processes amounted to 684 million euros a reduction of 6.1% year-on-year, mainly due to the impact of the exchange rate in Brazil.

Operating income (OI) in the first nine months of 2013 stood at 6,686 million euros, down 2.8% year-on-year in organic terms (-16.5% reported). In the third quarter, operating income increased 2.1% year-on-year in organic terms (-12.5% reported).

Share of profit (loss) of investments accounted for by the equity method in January-September (-117 million euros) was affected by the losses reported in the third quarter (-145 million euros), mainly due to Telco, S.p.A.‘s adjustments of the value of its investment in Telecom Italia (-157 million euros). In January-September 2012 losses amounted to 486 million euros, with Telco, S.p.A.‘s adjustments of the value of its investment in Telecom Italia accounting for 542 million euros. It should be pointed out that these effects were non-cash impacts.

Net financial expenses amounted to 2,129 million euros in the first nine months of the year, of which 101 million euros were due to net negative foreign exchange differences. Excluding this effect, net financial expenses fell 15.1% year-on-year, mainly due to a 11.2% reduction in the average debt. These savings have been reinforced due to management improvements over the gross cost of the debt in euros (savings of 1.6 p.p.), to the smaller weight and cost of the Colombian Peso (savings of 1.7 p.p.) and to other minor expenses non-directly related to net financial debt. This implies an effective cost of debt excluding foreign exchange of 5.19% over the last 12 months (5.37% at 31 December 2012).

Corporate income tax in the first nine months of 2013 stood at 1,105 million euros which, over an income before taxes of 4,440 million euros, implied an effective tax rate of 24.9%, 1.7 percentage points lower year-on-year mainly due to the impact of the application of tax credits.

Profit attributable to minority interests reduced net income for the first nine months by 190 million euros, 34.7% less year-on-year mainly as a result of the lower profit attributed to minority interests in Brazil, affected by the exchange rate.

As a result, consolidated net income in the January-September period totalled 3,145 million euros (-9.0% year-on-year; -8.5% underlying) and basic earnings per share amounted to 0.70 euros per share (-9.2% year-on-year; -8.7% underlying).

In the July-September period, net income totalled 1,089 million euros (-21.1% year-on-year; -8.6% underlying) and basic earnings per share amounted to 0.24 euros (-22.0% year-on-year; -9.7% underlying).

On the other hand, the Company continued prioritising investments focused on growth and transformation activities (83% of the total) leveraging on the efficiencies achieved in areas such as IT, procurement, churn reduction and improvement of quality indexes. CapEx in the first nine months of 2013 totalled 6,019 million euros (+5.6% year-on-year) and included 997 million euros relating to the acquisition of spectrum in the United Kingdom, Brazil, Spain and Uruguay (163 million euros in the third quarter, out of which 161 million euros in Brazil) whereas in January-September 2012 this item totalled 38 million euros, mainly in Venezuela. In organic terms, CapEx remained stable year-on-year.

Consequently, operating cash flow (OIBDA-CapEx) was virtually unchanged year-on-year in the first nine months in organic terms (-0.6%).

Interest payments stood at 1,978 million euros, down 15.2% compared with the first nine months of 2012, mainly as a result of the aforementioned reduction in net financial expenses.

Payment of taxes amounted to 1,152 million euros which, over an income before taxes of 4,440 million euros, implied a cash tax rate at the end of September of 26.0%, 2.4 percentage points higher year-on-year due, among other effects, to the increase in payments on account in Spain following the approval of new tax measures. The Group’s cash tax rate remained below the weighted average nominal tax rate, due to distortions on the calendar of payments on account on the one hand and on the other hand to the application of tax credits, tax refunds, savings and operational efficiencies.

In the first nine months of 2013, working capital consumption stood at 1,149 million euros, a year-on-year improvement of 619 million euros mainly driven by lower customer financing (following several measures implemented to improve collections), lower working capital consumption associated with licences and Atento’s deconsolidation. However, in the third quarter working capital continued contributing positively to cash flow generation as in the second quarter (90 million euros in the third quarter; 63 million euros in the second).

Operations with minority shareholders in January-September totalled 307 million euros, 80 million euros more than in the same period of 2012 due to the payment of the Telefónica Deutschland dividend in the second quarter of 2013.

As a result, free cash flow for the first nine months of 2013 amounted to 3,401 million euros (4,268 million euros for January-September 2012), including spectrum payments of 1,305 million euros (459 million euros up to September 2012). Excluding this impact, free cash flow totalled 4,706 million euros, in line with the same period in 2012. In the third quarter, free cash flow reached 1,949 million euros (2,144 million euros excluding spectrum payments).

Net financial debt stood at 46,101 million euros at the end of September 2013, down 9,905 million euros compared with September 2012, by 5,158 million euros versus December 2012 and by 3,692 million euros compared with June 2013. Including post-closing events (disposal of T. Czech Republic, T. Ireland and Inversis) and excluding the Undated Deeply Subordinated Securities issued in the third quarter to finance E-Plus transaction, net debt stood at 44,634 million euros.

Debt reduction in the first nine months is mainly due to free cash flow generation before spectrum payments of 4,706 million euros, the placement of Undated Deeply Subordinated Securities in the amount of 1,750 million euros, the lower valuation of net financial debt in foreign currencies for an amount of 538 million euros and other factors totalling an additional 889 million euros of debt reduction, mainly including the net sale of treasury shares, financial divestments and the decrease in the present value of obligations due to fixed rate derivative transactions. In contrast, factors contributing to increase debt in the first nine months include spectrum payments (1,305 million euros), the payment of labour commitments (547 million euros) and the impact of the devaluation of the Venezuelan bolivar (873 million euros).

With respect to June, the reduction in net debt is associated with the abovementioned placement of Undated Deeply Subordinated Securities, free cash flow generation before spectrum payment of 2,144 million euros and other factors (mainly financial divestments, the decrease in the present value of obligations due to fixed rate derivative transactions and the lower valuation in euros of net financial debt denominated in foreign currencies and the net sale of treasury shares) totalling an additional 448 million euros of debt reduction. In contrast, factors contributing to increase debt include accrued interest higher than payments in the quarter (311 million euros), spectrum payments (195 million euros) and the payment of labour commitments (144 million euros).

The leverage ratio (net debt over OIBDA) for the past 12 months stood at 2.30 times at the end of September 2013.

During the first three quarters of 2013, Telefónica’s financing activity, excluding short-term Commercial Paper Programmes activity, has been intense through bond and loan markets executing operations for an amount close to 10,100 million equivalent euros. The financing activity was mainly focused on financing in advance debt maturing in 2014 and beyond and on smoothing the debt maturity profile at the Holding level for the following years while strengthening liquidity position. Therefore, as of September 30th the Company maintains a debt maturity profile that, thanks to its liquidity position, is covered for the next 2 years.

The main financing transactions in the first nine months of 2013 included:

•	In January, Telefónica issued a 10-year bond in the euro market for an amount of 1,500 million euros that was more than 6.5 times oversubscribed.

•	In February, a refinancing deal was signed with 23 banks relating to the tranche of the Vivo syndicated loan maturing in July 2014 for an amount totalling 1,400 million euros. 700 million euros have been extended to February 2017 and 700 million euros to February 2018.

•	Also in February, two deals were signed to finance the purchase of equipment from Canadian and Swedish suppliers for 206 million euros and 1,001 million dollars, respectively.

•	In March, the Company issued an 8-year bond for an amount of 1,000 million euros, linked to an exchange of two Telefónica bonds maturing in 2015 and 2016 for an amount of 605 million euros. Additionally, the company repurchased 204 million GBP of a bond maturing in January 2014.

•	In April, the Company launched a US dollar-denominated bond for an amount of 2,000 million US dollars, distributed in two tranches: a 5-year tranche of 1,250 million US dollars and a 10-year tranche of 750 million US dollars, which was more than 2.5 times oversubscribed.

•	In May Telefónica issued a 6-year bond for an amount of 750 million euros.

•	During August, the Company signed an agreement for an amount of 734 million US dollars to finance the acquisition of equipment from Finnish suppliers.

•	Finally, in September, Telefónica Europe B.V. the Dutch subsidiary of Telefónica S.A., printed two issuances of Undated Deeply Subordinated Securities, with the subordinated guarantee of Telefónica, one of them for a nominal amount of 1,125 million euros subject to a call option exercisable by the issuer from the fifth anniversary of the issuance date and the other for a nominal amount of 625 million euros subject to a call option exercisable by the Issuer from the eighth anniversary of the issuance date.

After third quarter closing, Telefónica issued a 7-year bond for an amount of 225 million Swiss francs.

Telefónica S.A. and its holding companies have remained active under the various Commercial Paper Programmes (Domestic and European), with an outstanding balance of approximately 1,313 million euros at the end of September.

In Latin America, Telefónica’s subsidiaries tapped capital markets for an amount of nearly 680 million equivalent euros in January-September 2013 period. Particularly noteworthy is the 5-year issue for an amount of 1,300 million Brazilian reais carried out in April by Telefónica Brasil. After closing, Telefónica Brasil and Telefónica Móviles Chile printed an approximate aggregate amount of additional 300 million euros.

Telefónica maintains total undrawn committed credit lines for an amount close to 14,700 million euros, with close to 12,600 million maturing in more than 12 months.

At the end of September 2013, bonds and debentures represented 71% of the consolidated financial debt breakdown, while debt with financial institutions represented 29%.

Telefónica Digital

Telefónica Digital has further progressed on the transformation of the Company towards a digital telco operator with new agreements signed and the launch of new products and services during the third quarter.

•	In August Telefónica was awarded the £1.5bn contract to deliver smart meter communications services in the UK, representing the industry’s largest M2M contract win to date. Telefónica UK has been awarded two out of the three communications service provider lots within the overall UK Smart Meter Implementation Programme tender, the world’s most ambitious smart meter roll out. This success clearly demonstrates Telefónica’s strong position in the M2M market, as well as endorsing cellular as the right communications technology for smart meters.

•	During the third quarter, the first joint venture in Europe to offer new Financial Services, established with Santander and Caixabank, was cleared by the European Union’s antitrust authorities. Jointly they will develop new financial services, starting with an online community of merchants and consumers with offers, discounts and promotions, before later developing a Digital Wallet.

•	Following the launch of the first Firefox OS handset in Spain in July, Firefox handsets were launched in Colombia and Venezuela in August, followed by Brazil in October and Peru in November.

•	Starting in July, Telefónica UK advertised TU Go as part of its “Be More Dog” campaign and has subsequently reached 161 thousand active users. TU Go changes the way people use their phone service by allowing them to make and receive calls, texts and voicemail from their existing O2 mobile number on supported devices including iOS, Android and PCs.

•	In October, Telefónica Digital made an investment in Rhapsody that presents the opportunity to expand the global footprint of Rhapsody’s Napster music service throughout Latin America and Europe. Telefónica’s Terra subsidiary will replace its Sonora music service with Napster, providing customers with access to millions of tracks worth of new musical content for the same price or less. Telefónica Digital gained an equity stake in Rhapsody International as part of the deal.

•	Telefonica Digital signed a global partnership with Pinterest in October to bring Pinterest to millions of Telefonica’s Android customers. As part of the agreement, Telefónica mobile businesses will have the exclusive rights to provide the new Pinterest Android Widget to their customers.

•	In July, Telefónica Digital and Evernote announced a global partnership to offer Telefónica customers exclusive free access to Evernote Premium for twelve months.

Telefónica Global Resources

In the third quarter of 2013, Telefónica Global Resources accelerated the execution of its global transformation projects. As such:

The Network and Operations global unit contributes to the optimisation and deployment of FTTH and LTE, thanks to the network sharing agreements. In this sense, it should be highlighted the commercial launch of LTE in UK and Spain, where it was key the effort made to increase the network coverage and demand to cope with customer demand. At the end of September, LTE enabled sites have increased significantly, as well as the weight of sites connected with an ultrabroadband network (approximately 60%). Also, fibre coverage in the two main markets, Spain and Brazil, has increased.

Additionally, the network unit continues working in the simplification of network management, in the reduction of failures and in the improvement of customer experience. On top of this, regarding network virtualization, the pilot test of client network equipment virtualization continues in Brazil.

The Global IT unit continues advancing in its IT consolidation strategy, both in Europe and Latin America, with the execution of the deployment, migration and transformation of IT infrastructure project. In this sense, it should be highlighted the six data centres closed year to date. Also, there was a significant progress in the simplification, standardisation and transformation of applications, with more than 700 applications withdrawn. As a result, 33% of servers have been virtualized and this initiatives will lead to lower complexity of IT, better “time to market” and lower consumption of resources.

The global procurement unit advances in the specification and standardization, as well as in increasing the joint purchases and maximising scale benefits.

Finally, the mobile devices unit, progresses in proactively rebalancing the vendors and operating systems map. Its procurement strategy has contributed to contain smartphone prices thanks to the agreement with relevant players.

Definitions

Organic growth / 2013 guidance: Assumes constant exchange rates as of 2012 (average FX in 2012), excludes hyperinflationary accounting in Venezuela and considers a constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales and material non-recurring impacts. CapEx also excludes spectrum acquisition.

Underlying growth: Considers constant perimeter of consolidation and excludes the impact on net profit of write-downs, capital gains/losses from companies’ disposals, tower sales, and material non-recurring impacts, as well as depreciation and amortisation charges arising from purchase price allocation processes.

TELEFÓNICA

ACCESSES

Unaudited figures (thousands)

	2012		2013
	September	December	March	June	September	% Chg
Final Clients Accesses	308,198.4	310,088.3	309,785.3	311,331.2	314,141.6	1.9
Fixed telephony accesses (1) (2) (3)	39,821.9	40,002.6	39,764.2	39,520.8	39,399.8	(1.1)
Internet and data accesses	19,364.6	19,402.6	19,404.6	19,023.3	19,112.4	(1.3)
Narrowband	686.8	653.2	618.2	590.0	567.7	(17.3)
Broadband (4) (5)	18,524.0	18,596.2	18,633.7	18,287.3	18,395.6	(0.7)
Other (6)	153.8	153.1	152.7	145.9	149.1	(3.0)
Mobile accesses	245,694.3	247,346.9	247,312.0	249,460.0	252,188.1	2.6
Prepay	165,816.5	165,821.9	164,500.5	164,550.6	165,133.3	(0.4)
Contract (2) (7)	79,877.8	81,525.0	82,811.5	84,909.4	87,054.9	9.0
Pay TV	3,317.7	3,336.2	3,304.5	3,327.1	3,441.2	3.7

Wholesale Accesses	5,653.5	5,731.3	5,866.1	6,003.2	6,173.9	9.2
Unbundled loops	3,204.2	3,308.8	3,404.8	3,522.0	3,665.4	14.4
Shared ULL	189.6	183.5	169.5	157.6	147.3	(22.3)
Full ULL	3,014.7	3,125.3	3,235.3	3,364.4	3,518.1	16.7
Wholesale ADSL	856.9	845.4	854.7	857.6	864.0	0.8
Other	1,592.4	1,577.1	1,606.7	1,623.6	1,644.5	3.3

Total Accesses	313,851.9	315,819.6	315,651.4	317,334.4	320,315.5	2.1

TELEFÓNICA

MOBILE ACCESSES

Unaudited figures (thousands)

	2012		2013
	September	December	March	June	September	% Chg
Prepay percentage (%)	67.5%	67.0%	66.5%	66.0%	65.5%	(2.0	p.p.)
Contract percentage (%)	32.5%	33.0%	33.5%	34.0%	34.5%	2.0	p.p.
MBB accesses (‘000)	47,661.8	52,774.9	55,249.2	63,300.5	67,420.1	41.5%
MBB penetration (%)	19%	21%	22%	25%	27%	7.3	p.p.
Smartphone penetration (%)	17%	19%	20%	24%	25%	8.3	p.p.

Note:

•	Telefónica España mobile accesses include since 2013 the accesses of Tuenti and in 2012 they have been restated with the same criteria.
(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use and total fixed wireless included. Includes VoIP and Naked ADSL.
(2)	Fixed telephony accesses include the reclassification in the fourth quarter of 2012 in Argentina of 157 thousand “fixed wireless” accesses previously recognized as mobile accesses of the contract segment.
(3)	In the second quarter of 2013, 209 thousand accesses were disconnected due to the disposal of the assets of the fixed business in UK.
(4)	ADSL, satellite, optical fiber, cable modem and broadband circuits.
(5)	In the second quarter of 2013, 511 thousand accesses were disconnected due to the disposal of the assets of the fixed business in UK.
(6)	Retail circuits other than broadband.
(7)	First quarter of 2013 includes the disconnection of 114 thousand inactive accesses in Czech Republic.

TELEFÓNICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg				July - September		% Chg
	2013	2012	Reported		Organic		2013	2012	Reported		Organic
Revenues	42,626	46,519	(8.4)		0.4		14,063	15,538	(9.5)		2.1
Internal exp capitalized in fixed assets	579	581	(0.4)		2.9		185	186	(1.0)		3.5
Operating expenses	(29,290)	(31,663)	(7.5)		0.9		(9,515)	(10,396)	(8.5)		3.0
Supplies	(12,644)	(13,403)	(5.7)		1.2		(4,203)	(4,343)	(3.2)		7.0
Personnel expenses	(5,440)	(6,507)	(16.4)		4.6		(1,741)	(2,130)	(18.3)		5.0
Subcontracts	(9,678)	(10,113)	(4.3)		(2.0)		(3,080)	(3,405)	(9.5)		(3.8)
Bad Debt Provisions	(565)	(584)	(3.2)		3.0		(166)	(172)	(3.2)		10.3
Taxes	(963)	(1,058)	(8.9)		5.4		(325)	(347)	(6.2)		9.3
Other net operating income (expense)	92	62	48.6		35.4		1	20	(93.5)		c.s.
Gain (loss) on sale of fixed assets	103	289	(64.3)		31.4		(49)	4	c.s.		(66.4)
Impairment of goodwill and other assets	(10)	(5)	100.8		116.7		(6)	(2)	166.6		189.7
Operating income before D&A (OIBDA)	14,100	15,782	(10.7)		(0.4)		4,678	5,351	(12.6)		(0.3)
OIBDA margin	33.1%	33.9%	(0.8	p.p.)	(0.2	p.p.)	33.3%	34.4%	(1.2	p.p.)	(0.8	p.p.)
Depreciation and amortization	(7,414)	(7,773)	(4.6)		2.1		(2,309)	(2,641)	(12.6)		(2.7)
Operating income (OI)	6,686	8,009	(16.5)		(2.8)		2,370	2,709	(12.5)		2.1
Share of profit (loss) of investments accounted for by the equity method	(117)	(486)	(75.9)				(145)	12	c.s.
Net financial income (expense)	(2,129)	(2,419)	(12.0)				(730)	(834)	(12.4)
Income before taxes	4,440	5,104	(13.0)				1,495	1,887	(20.8)
Income taxes	(1,105)	(1,358)	(18.7)				(354)	(398)	(11.2)
Income from continuing operations	3,335	3,746	(11.0)				1,141	1,489	(23.4)
Non-controlling interests	(190)	(291)	(34.7)				(52)	(109)	(52.2)
Net income	3,145	3,455	(9.0)				1,089	1,380	(21.1)
Weighted average number of ordinary shares outstanding during the period (millions)	4,515	4,505	0.2				4,518	4,467	1.1
Basic earnings per share (euros)	0.70	0.77	(9.2)				0.24	0.31	(22.0)

Notes:

•	For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period has been obtained applying IAS rule 33 “Earnings per Share”. Thereby, the weighted average number of shares held as treasury stock during the period has not been taken into account as outstanding shares.
•	2012 and 2013 reported figures include the hyperinflationary adjustments in Venezuela in both years.
•	2012 reported figures include the results of Atento in the first nine months of 2012.

TELEFÓNICA

GUIDANCE 2013

Unaudited figures (Euros in millions)

	2013
	Jan-Mar		Jan-Jun		Jan-Sep		Guidance 2013	2012 Base
Revenues (%Chg YoY)	-1.6%		-0.5%		0.4%		Revenue growth	61,084
OIBDA Margin (Chg YoY)	0.5	p.p.	0.0	p.p.	(0.2	p.p.)	Lower margin decline than in 2012	(1.4	p.p.)
CapEx (ex spectrum) / Sales	8.8%		10.7%		11.9%		Similar Capex / Sales as in 2012	14.1%
Net financial debt	51,809		49,793		46,101		Net financial debt < 47,000	51,259

•	2013 guidance criteria: 2013 guidance assumes constant exchange rates as of 2012 (average FX in 2012), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. OIBDA level guidance for 2013 excludes write-offs, capital gains/losses from companies’ disposals, towers sales and other significant exceptionals. CapEx excludes spectrum acquisition.

2012 adjusted bases exclude:

•	Capital gains/losses from companies’ disposals: Capital gains/losses from China Unicom, Atento, Hispasat and Rumbo and impairment of T. Ireland.
•	Homogeneous perimeter: 2012 adjusted figures exclude results of Atento, Rumbo and small changes in T. Digital perimeter and homogeneous accounting treatment of Joint Ventures.
•	Tower sales.
•	Change in contractual commercial model for contract handsets in Chile.

TELEFÓNICA

REPORTED VS. ORGANIC

Unaudited figures (Euros in millions)

	January - September			%
	2013 Reported	2013 Organic	2012 Organic	Organic Change y-o-y		Reported Change y-o-y
Revenues	42,626	45,783	45,616	0.4		(8.4)
OIBDA	14,100	15,165	15,222	(0.4)		(10.7)
OIBDA margin	33.1%	33.1%	33.4%	(0.2	p.p.)	(0.8	p.p.)
Operating Income (OI)	6,686	7,460	7,673	(2.8)		(16.5)
CapEx	6,019	5,429	5,432	(0.0)		5.6
OpCF (OIBDA-CapEx) ex-spectrum	9,078	9,735	9,790	(0.6)		(10.3)

	2013	2012
Reported revenues	42,626	46,519
Forex impact	3,446
Hyperinflation in Venezuela	(288)	(80)
Changes in the consolidation perimeter		(826)
Others		3

Organic revenues	45,783	45,616

Reported OIBDA	14,100	15,782
Forex impact	1,154
Hyperinflation in Venezuela	(96)	(23)
Tower sales	(43)	(289)
Changes in the consolidation perimeter		(181)
T. Ireland value adjustment	16
T. Czech Republic value adjustment	56
Hispasat capital gain	(21)
China Unicom capital loss		97
Others		(164)

Organic OIBDA	15,165	15,222

Reported CapEx	6,019	5,699
Forex impact	497
Hyperinflation in Venezuela	(29)	(17)
Spectrum acquisition	(1,058)	(38)
Changes in the consolidation perimeter		(45)
Others		(167)

Organic CapEx	5,429	5,432

Note:

•	The breakdown of the effects for the reconciliation of reported vs. organic 2013 excludes forex impacts and therefore it assumes 2012 average constant exchange rates. Forex impact on those effects is fully included under the “Forex impact” epigraph.
•	Organic growth: Assumes constant exchange rates as of 2012 (average Fx in 2012), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation.In OIBDA and OI terms excludes write-downs, capital gains/losses from companies’ disposals, tower sales and material non-recurring impacts. CapEx excludes spectrum acquisition.

TELEFÓNICA

REPORTED VS. ORGANIC

Unaudited figures (Euros in millions)

	July - September			%
	2013 Reported	2013 Organic	2012 Organic	Organic Change y-o-y		Reported Change y-o-y
Revenues	14,063	15,594	15,269	2.1		(9.5)
OIBDA	4,678	5,249	5,262	(0.3)		(12.6)
OIBDA margin	33.3%	33.7%	34.5%	(0.8	p.p.)	(1.2	p.p.)
Operating Income (OI)	2,370	2,763	2,707	2.1		(12.5)
CapEx	2,116	2,202	1,938	13.6		3.7
OpCF (OIBDA-CapEx) ex-spectrum	2,726	3,047	3,324	(8.3)		(18.4)

	2013	2012
Reported revenues	14,063	15,538
Forex impact	1,663
Hyperinflation in Venezuela	(131)	8
Changes in the consolidation perimeter		(279)
Others		1

Organic revenues	15,594	15,269

Reported OIBDA	4,678	5,351
Forex impact	567
Hyperinflation in Venezuela	(47)	3
Tower sales	(5)	(78)
Changes in the consolidation perimeter		(60)
T. Czech Republic value adjustment	56
China Unicom capital loss		97
Others		(50)

Organic OIBDA	5,249	5,262

Reported CapEx	2,116	2,041
Forex impact	293
Hyperinflation in Venezuela	(10)	1
Spectrum acquisition	(197)	(32)
Changes in the consolidation perimeter		(21)
Others		(51)

Organic CapEx	2,202	1,938

Note:

•	The breakdown of the effects for the reconciliation of reported vs. organic 2013 excludes the impacts of the forex and therefore it assumes average constant exchange rates in 2012. Forex impact on those effects is included in its totality under the “Forex impact” epigraph.
•	Organic growth: Assumes constant exchange rates as of 2012 (average Fx in 2012), excludes hyperinflationary accounting in Venezuela in both years and considers constant perimeter of consolidation. In OIBDA and OI terms excludes write-downs, capital gains/losses from companies’ disposals, tower sales and material non-recurring impacts. CapEx excludes spectrum acquisition.

TELEFÓNICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)

	September 2013	December 2012	% Chg
Non-current assets	91,334	104,177	(12.3)
Intangible assets	19,177	22,078	(13.1)
Goodwill	24,150	27,963	(13.6)
Property, plant and equipment	30,666	35,019	(12.4)
Investment properties	3	2	38.1
Investments accounted for by the equity method	2,623	2,468	6.3
Non-current financial assets	7,983	9,339	(14.5)
Deferred tax assets	6,732	7,308	(7.9)
Current assets	29,859	25,596	16.7
Inventories	1,179	1,188	(0.8)
Trade and other receivables	9,821	10,711	(8.3)
Current financial assets	2,321	1,872	24.0
Tax receivables	1,556	1,828	(14.9)
Cash and cash equivalents	9,395	9,847	(4.6)
Non-current assets classified as held for sale	5,587	150	n.m.
Total Assets = Total Equity and Liabilities	121,193	129,773	(6.6)
Equity	27,364	27,661	(1.1)
Equity attributable to equity holders of the parent and to other holders of equity instruments	20,775	20,461	1.5
Non-controlling interests	6,589	7,200	(8.5)
Non-current liabilities	63,044	70,601	(10.7)
Non-current interest-bearing debt	51,113	56,608	(9.7)
Non-current trade and other payables	1,830	2,141	(14.5)
Deferred tax liabilities	3,624	4,788	(24.3)
Non-current provisions	6,477	7,064	(8.3)
Current liabilities	30,785	31,511	(2.3)
Current interest-bearing debt	9,949	10,245	(2.9)
Current trade and other payables	15,679	17,089	(8.3)
Current tax payables	2,687	2,522	6.6
Current provisions	1,492	1,651	(9.6)
Liabilities associated with non-current assets held for sale	978	4	n.m.
Financial Data
Net Financial debt (1)	46,101	51,259	(10.1)

Notes:

•	December 2012 figures have been grouped following the format of the consolidated annual accounts. Main changes are: the breakdown within assets of “Property, plant and equipment and investment properties” and “Non-current financial assets and investments accounted for by the equity method” in different lines, and within total equity and liabilities the item “Non-current liabilities” has been included in “Non-current trade and other payables”, to report separately the amount that corresponds to “Current provisions”.
•	2012 and 2013 reported figures include the hyperinflationary adjustments in Venezuela in both years.
(1)	Figures in million euros. Net financial debt in September 2013 includes: Non current interest-bearing debt + Non-current trade and other payables (1,288) + Current interest-bearing debt + current trade and other payables (97) - non-current financial assets and investments in associates (4,630) - current financial assets (2,321) - cash and cash equivalents.

TELEFÓNICA

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

		January - September
		2013	2012	% Chg
I	Cash flow from operations	13,477	14,186	(5.0)
II	Net interest payment (1)	(1,978)	(2,332)
III	Payment for income tax	(1,152)	(1,200)
A=I+II+III	Net cash provided by operating activities	10,347	10,653	(2.9)
B	Payment for investment in fixed and intangible assets (2)	(7,186)	(6,779)
C=A+B	Net free cash flow after CapEx	3,161	3,875	(18.4)
D	Net Cash received from sale of Real Estate	14	22
E	Net payment for financial investment (3)	10	446
F	Net payment for operations with minority shareholders and treasury stock (4)	1,889	(4,109)
G=C+D+E+F	Free cash flow after dividends	5,074	234	n.m.
H	Effects of exchange rate changes on net financial debt	335	710
I	Effects on net financial debt of changes in consolid. and others	(419)	(774)
J	Net financial debt at beginning of period	51,259	56,304
K=J-G+H+I	Net financial debt at end of period	46,101	56,006	(17.7)

(1)	Including cash received from dividends paid by subsidiaries that are not fully consolidated.
(2)	In 2013 it includes 1,305 million euros for the spectrum payment: 6 million euros in Colombia, 24 million euros in Uruguay, 1 million euros in Nicaragua, 4 million euros in Mexico, 526 million euros in Brazil, 668 million euros in United Kingdom, 69 million euros in Spain and 8 million euros in Ireland. In 2012 it includes 459 million euros: 20 million euros in Colombia, 7 million euros in Mexico, 3 million euros in Nicaragua, 32 million euros in Venezuela and 396 million euros in Spain.
(3)	In 2013 it includes 377 million euros from the Central American deal.
(4)	Dividends paid by Telefónica S.A., operations with treasury stock, issuance of undated deeply subordinated securities and operations with minority shareholders from subsidiaries that are fully consolidated.
•	Note: 2012 and 2013 reported figures include the hyperinflationary adjustments in Venezuela in both years.

TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX

Unaudited figures (Euros in millions)

	January - September
	2013	2012	% Chg
OIBDA	14,100	15,782	(10.7)
- CapEx accrued during the period	(6,019)	(5,699)
- Payments related to cancellation of commitments	(547)	(619)
- Net interest payment	(1,978)	(2,332)
- Payment for tax	(1,152)	(1,200)
- Gain (loss) on sale of fixed assets and impairment of goodwill and other assets	(94)	(289)
- Investment In working capital and other deferred income and expenses	(1,149)	(1,768)
= Net Free Cash Flow after CapEx	3,161	3,875	(18.4)
+ Net Cash received from sale of Real Estate	14	22
- Net payment for financial investment	10	446
- Net payment for operations with minority shareholders and treasury stock	1,889	(4,109)
= Free Cash Flow after dividends	5,074	234	n.m.

Unaudited figures (Euros in millions)

	January - September
	2013	2012	% Chg
Net Free Cash Flow after CapEx	3,161	3,875	(18.4)
+ Payments related to cancellation of commitments	547	619
- Operations with minority shareholders	(307)	(227)
= Free Cash Flow	3,401	4,268	(20.3)
Weighted average number of ordinary shares outstanding during the period (millions)	4,515	4,505
= Free Cash Flow per share (euros)	0.75	0.95	(20.5)

Notes:

•	The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.
•	The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (payment of labour commitments) and after operations with minority shareholders, due to cash recirculation within the Group.
•	2012 and 2013 reported figures include the hyperinflationary adjustments in Venezuela in both years.

TELEFÓNICA

NET FINANCIAL DEBT PLUS COMMITMENTS

Unaudited figures (Euros in millions)

		September 2013
	Long-term debt (1)	52,401
	Short term debt including current maturities (2)	10,047
	Cash and cash equivalents	(9,395)
	Short and Long-term financial investments (3)	(6,951)
A	Net Financial Debt	46,101
	Gross commitments related to workforce reduction (4)	4,241
	Value of associated Long-term assets (5)	(815)
	Taxes receivable (6)	(1,394)
B	Net commitments related to workforce reduction	2,033
A + B	Total Debt + Commitments	48,134
	Net Financial Debt / OIBDA (7)	2.30	x

(1)	Includes “Non current interest-bearing debt” and 1,288 million euros of “Other non-current payables”.
(2)	Includes “Current interest-bearing debt” and 97 million euros of “Other current payables”.
(3)	Includes 2,321 million euros of “Current financial assets” and 4,630 million euros of “Non-current financial assets and investments in associates”.
(4)	Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Statement of Financial Position, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.
(5)	Amount included in the caption “Non-current financial assets and investments in associates” of the Statement of Financial Position. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(6)	Net present value of tax benefits arising from the future payments related to actual workforce reduction commitments.
(7)	Calculated based on the last 12 months OIBDA, excluding write-downs and gains/losses on the sale of companies.
•	Note: 2013 reported figures include the hyperinflationary adjustments in Venezuela.

DEBT STRUCTURE BY CURRENCY

Unaudited figures

	September 2013
	EUR	LATAM	GBP	CZK	USD
Debt structure by currency	79%	9%	5%	3%	4%

CREDIT RATINGS

	Long-Term	Short-Term	Perspective	Date of last rating change
Moody’s1	Baa2	P-2	Negative	10/18/2012
S&P1	BBB	A-2	Negative	12/20/2012
Fitch[1]	BBB+	F-2	Negative	06/08/2012

(1)	The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.

TELEFÓNICA

EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
	Jan - Sep 2013	Jan - Sep 2012	September 2013	December 2012
USA (US Dollar/Euro)	1.316	1.280	1.351	1.319
United Kingdom (Sterling/Euro)	0.852	0.812	0.836	0.816
Argentina (Argentinean Peso/Euro)	6.936	5.718	7.823	6.489
Brazil (Brazilian Real/Euro)	2.777	2.451	3.012	2.696
Czech Republic (Czech Crown/Euro)	25.750	25.134	25.735	25.140
Chile (Chilean Peso/Euro)	641.968	626.237	680.921	633.260
Colombia (Colombian Peso/Euro)	2,438.959	2,297.166	2,577.147	2,333.004
Costa Rica (Colon/Euro)	665.336	652.316	682.594	678.426
Guatemala (Quetzal/Euro)	10.322	10.010	10.714	10.426
Mexico (Mexican Peso/Euro)	16.677	16.932	17.792	17.107
Nicaragua (Cordoba/Euro)	32.341	29.976	33.792	31.831
Peru (Peruvian Nuevo Sol/Euro)	3.517	3.399	3.758	3.362
Uruguay (Uruguayan Peso/Euro)	26.410	26.210	29.762	25.595
Venezuela (Bolivar Fuerte/Euro) (3)	8.508	5.560	8.508	5.673

(1)	These exchange rates are used to convert the P&L and CapEx accounts of Telefónica foreign subsidiaries from local currency to euros.
(2)	Exchange rates as of 09/30/13 and 12/31/12.
(3)	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro.

02

TELEFÓNICA LATINOAMÉRICA1

In the third quarter of 2013, Telefónica Latinoamérica consolidated the accelerating revenue growth trend, posting another double-digit year-on-year increase in organic terms.

This performance was underpinned by the Company’s position in the higher value segments, reflected in the strong growth in the mobile contract segment and in the expansion of the fixed and mobile broadband businesses. The Company also continued to consolidate solid efficiency levels, with year-on-year OIBDA growth trend improving despite the increased commercial activity.

Commercial activity continues to accelerate quarter after quarter, with net additions in the mobile contract segment reaching a new record high for the Company in the third quarter. Furthermore, the Company’s fixed business services consolidated the improvement begun in the second quarter, with net additions significantly higher year-on-year.

Thus, at the end of September Telefónica Latinoamérica managed a total of 217.9 million accesses in the region, up 4% year-on-year, despite the application of more restrictive reporting criteria in the prepay segment.

The main trends in the mobile business include the following:

•	Estimated penetration in Latin America was 116% at the end of September 2013 (+2 percentage points year-on-year).

•	Mobile accesses reached 181.7 million, up 4% year-on-year, despite the negative impact of the application of more restrictive reporting criteria for the prepay segment mentioned above. The Company continued to strengthen its regional leadership in the contract segment, reaching 44.5 million accesses, with year-on-year growth accelerating again to 16%, and already accounting for 24% of total mobile accesses (+3 percentage points year-on-year).

•	This position in the higher value segments is also reflected in the strong growth of mobile broadband accesses, which advanced by 66% year-on-year to 39.3 million and accounted for 22% of mobile accesses (+8 percentage points year-on-year). Smartphones remained the main driver of this growth, rising by 86% year-on-year to represent 20% of mobile accesses compared with 11% in September 2012.

•	Net additions reached 2.6 million accesses in the third quarter (5.1 million in the first nine months of the year), despite the aforementioned effect of the application of more restrictive reporting criteria for the prepay segment, negatively affecting churn trend (3.3% in both the first nine months and the third quarter).

•	Also noteworthy were net additions in the quarter in the contract segment, which grew by 79% year-on-year to a new quarterly record of 2.0 million accesses (5.0 million in the January-September period, up 66% year-on-year). This positive performance in the contract segment reflected both, the year-on-year increase in gross additions (+13% year-on-year in the third quarter; +16% in January-September), and the strong churn containment, which stood at 1.5% in the quarter and at 1.6% in the first nine months of the year (-0.2 percentage points year-on-year in both the third quarter and the first nine months).

[1]	Organic growth: Average exchange rates are assumed to be the same as for January-September 2012, and the impact of Venezuela’s hyperinflation is excluded. At OIBDA level, it excludes the sale of towers and the impact of the contractual change for new contract additions in Chile. CapEx excludes spectrum investments.

•	Traffic grew by 7% in the third quarter and by 8% in the first nine months of the year (in homogenous terms after eliminating duplicated traffic in both periods following the integration of fixed and mobile companies in Brazil) reflecting the Company’s strategic focus on capturing value customers.

•	This positioning is also reflected in the ARPU evolution in the region, as growth continued to accelerate over the first nine months of 2013 to 5.8% year-on-year (+9.0% in the third quarter) despite the negative impact of the reduction of mobile termination rates. Thus, outgoing ARPU posted strong year-on-year growth of 8.4% in the January-September period and of 15.5% in the third quarter, driven by the explosion in the take-up of mobile data and the steady growth of voice traffic.

Highlights in the fixed business include:

•	Total accesses reached 36.3 million at the end of September, with year-on-year growth once again accelerating to 4%.

•	Traditional business accesses stood at 24.4 million growing by 2% year-on-year, as intensification of the positive net additions trend stands out, after reaching 90 thousand accesses in the quarter (229 thousand in the first nine months), mainly due to the larger number of fixed wireless accesses and the stability of traditional accesses on the copper network.

•	Retail broadband accesses reached 8.9 million at the end of September, up 7% year-on-year, with net additions of 155 thousand accesses in the quarter and 498 thousand in the first nine months of the year. Thus, broadband accesses accounted for 37% of traditional business accesses, increasing 2 percentage points year-on-year.

•	Pay TV accesses reached 2.6 million, up 12% year-on-year, with net additions in January-September period of 216 thousand accesses after a strong increase in net additions of the quarter (137 thousand), the highest net additions in the Company’s history, a fourfold increase over the same period in 2012.

Telefónica Latinoamérica’s revenues amounted to 21,783 million euros in the first nine months of 2013, up a solid 9.4% year-on-year in organic terms. In the third quarter revenue growth accelerated once again (+10.9% year-on-year; +10.4% in the second; +6.8% in the first), despite the negative impact of regulation, lowering revenue growth by 1.1 percentage points in both, year to date and the third quarter. Year-on-year growth in reported terms (-3.5% in the first nine months; -6.8% in the third quarter) was negatively impacted by the exchange rate fluctuations mainly in Brazil, Argentina and Venezuela.

Organic revenue growth trend reflected, on one hand, the clear improvement in mobile service revenues (+11.5% year-on-year in January-September), with a strong acceleration in the quarter to 13.7% year-on-year, despite the negative impact of the reduction of mobile termination rates, which lowered year-on-year growth by 1.3 percentage points in January-September and in the third quarter. Thus, outgoing service revenue growth accelerated year-on-year to 13.2% in the January-September period (+15.4% year-on-year in the third quarter) on the back of the strong increase in the adoption of data services (contributing in 8.9 percentage points to the year-on-year change in the quarter) and the positive performance of voice revenues (a contribution of 6.5 percentage points). On the other hand, fixed business revenues decreased by 1.1% year-on-year in the January-September period, posting a slight year-on-year decrease of 0.4% in the third quarter.

As mentioned earlier, the mobile broadband business further consolidated its position as a key revenue growth driver and, as such, mobile data revenue grew by 21.7% year-on-year in organic terms in the first nine months, accelerating year-on-year growth in the third quarter (+22.9%). As a result, these revenues accounted for 32% of mobile service revenues in the first nine months (+3 percentage points year-on-year). The acceleration in year-on-year growth in the quarter was mainly driven by the strong increase in non-SMS data revenues, which advanced by 38.3% in the third quarter (+36.9% in the January-September period), and accounted for 63% of data revenues in January-September period (+7 percentage points year-on-year).

Operating expenses amounted to 15,069 million euros in January-September 2013, up 11.1% year-on-year in organic terms, improving year-on-year growth in the third quarter compared with the second quarter (+12.9% in the third quarter; +14.1% in the second quarter):

•	Supplies increased by 17.0% year-on-year in organic terms to 6,051 million euros (+23.1% in the third quarter) mainly due to the strong growth in gross additions in the mobile segment, with an increasing weight of smartphone sales and higher costs associated with providing data service; as well as the increased commercial activity at the fixed business, mainly in pay TV, with higher content costs.

•	Subcontract expenses grew by 5.2% year-on-year in organic terms to 5,835 million euros, with the pace of growth slowing in the third quarter (+2.3%) thanks to the Company’s on-going efficiency measures implemented and despite the increased commercial activity in both the mobile business, with higher expenses associated with sales commissions and advertising fees, and the fixed business, with higher cost of third-party contracts.

•	Personnel expenses amounted to 2,138 million euros, up 13.5% year-on-year in organic terms (+16.8% in the quarter), reflecting the impact of inflation in some countries in the region such as Argentina and Venezuela, and despite the on-going efforts to improve efficiency with new workforce restructuring programmes and incentive redundancy plans, with a negative impact in the first nine months of 35 million euros (all recorded in the first half) compared with 56 million euros in 2012 (also booked in the first half of the year).

OIBDA totalled 6,890 million euros in the first nine months of 2013, up 5.0% year-on-year in organic terms and by 4.8% in the third quarter, improving its year-on-year trend compared with the second-quarter growth (+2.7%) despite the strong increase in commercial activity.

In reported terms, year-on-year change (-12.8% year-on-year in the January-September period; -16.7% in the quarter) reflected the negative impact of the abovementioned fluctuation in exchange rates and the sale of non-strategic towers (39 million euros in the first nine months of 2013, of which 4 million euros were recorded in the third quarter; compared with 245 million euros in the first nine months of 2012, of which 63 million euros were reported in the third quarter of the year).

OIBDA margin stood at 31.6% in both, the first nine months of 2013 and the third quarter, down 1.3 percentage points and 1.9 percentage points year-on-year respectively.

It is also worth remembering that OIBDA in the first nine months was negatively affected by 35 million euros for the workforce restructuring programmes and incentive redundancy plan mentioned above, that were recorded in the first half of the year; as well as a series of factors which affected various countries in the region in 2012 (mainly integration costs, brand change and a reversal of a provision in Brazil, interruption of the service in Argentina, retroactive impact of the new labour law in Venezuela, etc.) which had a negative impact of 42 million euros (recorded in the first half of 2012).

CapEx amounted to 3,073 million euros in the first nine months of 2013, up 2.9% year-on-year in reported terms and 17.0% in organic terms, reflecting significant investment efforts, mainly devoted to the continued improvement of the network in order to provide innovative services, keeping Telefónica Latinoamérica as the benchmark operator in the region in terms of quality. Nevertheless, it should be noted that the year-on-year change in the quarter cannot be extrapolated to the full year given the different levels of execution of investment in both years. Note that the change in organic terms excludes the spectrum acquisition amounting to 212 million euros in the first nine months of 2013; in Brazil 189 million euros of which 161 million euros were recorded in the third quarter of 2013; and in Uruguay 23 million euros in the first quarter of 2013. In January-September 2012 period 37 million euros were recorded in the first nine months of 2012; in Venezuela 32 million euros in the third quarter of 2012; and in Nicaragua 5 million euros in the first quarter of 2012.

Thus, operating cash flow stood at 3,817 million euros in the first nine months of 2013, down 2.1% year-on-year in organic terms.

Telefónica Brasil (year-on-year changes in organic terms)

Telefónica continues being the benchmark Company in the Brazilian telecommunications market thanks to its strategic positioning, with a particular focus on both quality and innovative services, which is enabling it to maintain its leadership position in high value segments. Thus, for the second consecutive quarter, the Company reached a new record for net additions in the mobile contract segment, capturing most of the market’s growth.

Furthermore, it should be highlighted that in the third quarter (from July 1st) the final approval for the reorganisation process was secured, entailing the integration of all companies into Telefónica Brasil (except Telefónica Data) and finishing the restructuring process of the Company. In this regard, it should be noted that since the beginning of November Telefónica Brasil has strengthened the operational integration of the fixed and mobile businesses with the launch of a convergent offer called “Vivo Total” in which, fixed telephony services, fixed broadband from 1Mbps to 100Mbps, unlimited mobile calls between VIVO customers, data consumption from 250 Mb to 2 GB and HD pay TV, are provided.

At the same time, the Company continued fostering innovative services, highlighting in the mobile segment, the rollout of new generation networks, both 3G Plus and 4G; as well as “Multivivo”, a product which allows the customer to share data and/or voice with several devices, that already had 1.2 million users. In the 4G technology, which was launched in the second quarter, the Company continued leading the market, both in terms of customers and coverage, reaching 40% of market share at the end of September and already providing the service in 64 cities.

In the fixed business, Telefónica accelerated the rollout of the fibre network, reaching 1.5 million of households passed at the end of September. Thus, the Company continued focusing on its on-going commitment to improved service quality through higher-speed DSL offers. In addition, and in order to complete its value offering to customers, the Company continued to make progress with the development of its pay TV service, as evidenced by the positive results obtained following the relaunch of satellite TV and the boost of the IPTV service provided on fibre networks.

As a result, Telefónica managed 91.9 million accesses in Brazil at the end of September, stable year-on-year despite the more restrictive reporting criteria for the prepay customers.

Mobile business performance highlights:

•	Penetration in Brazil increased to 135% (+4 percentage points year-on-year).

•	Market share to September stood at 28.6% (-1.1 percentage points year-on-year; stable in the quarter) and at 38.9% in the contract segment, up 2.0 percentage points year-on-year and 1.1 percentage points versus the previous quarter. The share of net contract additions stood at 64.5% in the quarter, with the Company capturing over fifty per cent of the market’s growth for the second quarter in a row.

•	Mobile accesses were virtually stable year-on-year at 76.6 million, though the contract segment, which grew by 23% year-on-year, continues to increase its weight in the customer base and now accounts for 29% of mobile accesses (+6 percentage points year-on-year). In the prepay segment, accesses decreased by 7% as a result of the application of more restrictive criteria for registering inactive accesses.

•	Mobile broadband accesses increased by 79% year-on-year and now account for 24% of mobile accesses (+10 percentage points year-on-year) underpinned by the strong demand for smartphones, which doubled year-on-year (+109%) and accounted for 20% of mobile accesses (+11 percentage points year-on-year), all with data plans attached.

•	Mobile net additions in the quarter stood at 415 thousand accesses (477 thousand accesses in the first nine months of 2013), though the figure is affected by the aforementioned application of more restrictive criteria for registering inactive accesses, which caused an increase in churn to 3.9% in the quarter (3.7% in January-September 2013).

•	Contract net additions stood at 1.5 million in the quarter (3.3 million in the first nine months, +81% year-on-year), a new record figure for the Company, almost doubling net additions in the same period a year earlier. This strong increase was underpinned by both, year-on-year growth in gross additions (+18% in the quarter; +21% in the first nine months), and the on-going decline in churn, which stood at 1.6% in the quarter (-0.3 percentage points year-on-year) and at 1.7% in January-September period (-0.2 percentage points year-on-year). This performance reflects the positive impact of the strategic positioning of the Company, which is a market benchmark for quality and services innovation.

•	Improved quality of the customer base resulted in traffic increase of 5% year-on-year in the first nine months (-2% in the quarter) in homogenous terms, after eliminating duplicated traffic in both periods following the integration of fixed and mobile companies. On the other hand, top-ups grew by 8% year-on-year in the first nine months (7% in the quarter) despite the decline in the prepay access base.

•	ARPU growth accelerated year-on-year to 4.9% in the quarter (+3.1% in the first nine months) thanks to the better quality of the customer base and despite the reduction in mobile termination rates. It should be highlighted that data ARPU advanced by 23.3% year-on-year in the quarter. Meanwhile, outgoing ARPU growth accelerated to 10.7% year-on-year (+7.5% in the first nine months) thanks to the improvement in both data and voice.

Regarding commercial activity in the fixed business in January-September 2013 period, highlights were:

•	Traditional accesses posted, for the second consecutive quarter, positive net additions of 61 thousand (-57 thousand in the third quarter of 2012; +13 thousand in the second quarter of this year), driving the customer base to 10.6 million and reducing the year-on-year decline to 1%. Especially noteworthy in the quarter was the performance of fixed wireless accesses, posting 95 thousand net additions (118 thousand in the year).

•	Retail broadband accesses posted positive net additions of 46 thousand in the third quarter (+25% year-on-year) and 150 thousand accesses in the first nine months of the year (+24%). As a result, total customer base stood at 3.9 million (+3% year-on-year). The Company continues focusing on the rollout of fibre in the city of Sao Paolo and the total number of households passed stood at 1.5 million at the end of September, increasing the connected customers to 171 thousand (+65% year-on-year).

•	Pay TV accesses stood at 588 thousand, reversing the negative trend in the last five quarters, posting 50 thousand positive net additions in the quarter. Net losses stood at 13 thousand accesses in the first nine months of 2013, impacted by the MMDS technology accesses loss associated with the return of the licence in the second quarter.

Revenues in the first nine months of 2013 amounted to 9,275 million euros, up 2.5% year-on-year (+1.5% in the third quarter), despite the negative impact of the reduction in mobile termination rates from April. The year-on-year growth deceleration in the third quarter was explained by the lower handset sales and the higher decline in fixed revenues, though both impacts are partly offset by the acceleration in mobile service revenue growth.

It should be noted that the reduction in mobile termination rates (VUM: -11.84%) and in the fixed-mobile retail tariff (VC: -8.77%) came into effect on 6 April 2013, reducing year-on-year growth by 1.6 percentage points in the quarter. Excluding these impacts, revenues would have increased by 4.1% in the first nine months (3.1% in the quarter).

Mobile revenues stood at 6,110 million euros in the first nine months of 2013, up 8.7% year-on-year (+7.3% in the third quarter).

•	Mobile service revenue grew 6.5% year-on-year in the first nine months as a result of the year-on-year growth acceleration in the quarter (+7.0%) despite mobile termination rates cut, effective since April, and lower incoming traffic, as both effects were more than offset by the good performance of outgoing revenues (+11.3% year-on-year in the quarter and +9.1% in the first nine months). Excluding the impact of the reduction in mobile termination rates, revenues would have grown by 8.4% year-on-year in the first nine months (+9.0% year-on-year in the third quarter).

Data revenues continued their positive trend, accelerating year-on-year growth to 21.4%, after rising by 23.9% year-on-year in the quarter, and remained as the main growth driver for mobile revenues, accounting for 29% of the total in the first nine months of the year (+4 percentage points year-on-year). The steady increase in demand for smartphones was the main factor behind this increase, with non-SMS data revenue growth accelerating to 35.2% year-on-year in the quarter (+28.6% growth versus January-September 2012) and accounting for 66% of total data revenues in the third quarter (+4 percentage points year-on-year), even though voice revenues also continued to make a positive contribution to service revenue growth.

•	Revenues from handset sales rose by 59.7% year-on-year in the first nine months, reflecting the higher weight of contract segment customers (mainly smartphones), and the different commercial model for small and medium-sized enterprises since the third quarter of 2012. Due to the latter impact, the year-on-year evolution for this quarter decelerated to 14.0% as comparison was already in homogenous terms.

Fixed revenues stood at 3,165 million euros (-7.6% in the January-September period; -8.4% year-on-year in the quarter), with a higher decline in the quarter owing to: i) volatility associated with the different execution of corporate projects, and ii) lower voice revenues due to the decline in traffic during the Confederations Cup. Moreover, revenues were affected by the decline in the fixed-mobile retail tariff, which reduced year-on-year growth by 1.1 percentage points in both the year to date and the third quarter.

•	Voice and access revenues declined by 11.4% year-on-year in the first nine months and by 12.0% in the third quarter, affected by the reduction in fixed-mobile retail prices and the fixed-mobile substitution effect. Excluding the reduction in retail prices, revenues would have decreased by 9.7% in the January-September period (-10.3% in the quarter).

•	Broadband and new service revenues declined slightly year-on-year (-0.3% in the year; -1.3% in the quarter) as the growth in broadband and IT revenues did not offset the reduction in long-distance circuit tariffs in November 2012 and the decline in pay TV and data revenues. The slightly worse year-on-year comparison for the quarter is due to the seasonality of corporate projects, which was partly mitigated by the improved performance of TV and broadband revenues.

Operating expenses rose by 6.8% year-on-year in the first nine months of 2013 (+7.7% in the third quarter), affected by higher commercial expenses, mainly related to the acquisition of higher-value customers; the larger outlay on content; and the higher network costs linked to the rollout of new generation fixed and mobile networks, to address the growing demand on data, and to the higher number of sites rented.

It should be noted that the year-on-year comparison is also affected by expenses related to the headcount restructuring programme and the incentivised redundancy plan in the first nine months of 2013 (26 million euros recorded in the first half of 2013), as well as other non-recurrent expenses recorded in 2012 associated with another headcount restructuring programme and incentivised redundancies, the brand unification process and the reversal of a provision, with a positive impact of 12 million euros (all recorded in the first half of 2012).

In addition, during the second quarter of 2013 the sale of non-strategic towers for 29 million euros was recorded, while in January-September 2012 a total of 176 million euros was recorded (13 million euros in the third quarter).

Thus, OIBDA stood at 2,891 million euros in the first nine months, down 7.3% year-on-year in organic terms (-13.3% in the quarter). The OIBDA margin stood at 31.2% (-3.3 percentage points compared with the first nine months of 2012) and at 28.9% in the third quarter (-5.0 percentage points compared with the third quarter of 2012), as a result of the intense commercial activity in both fixed and mobile businesses, mainly in the higher value segments, and also due to the aforementioned positive impact of non-recurrent expenses reported in the first half of 2012. On the other hand, the reduction in mobile termination rates and in the fixed-mobile retail tariff reduced year-on-year OIBDA growth by 1.5 percentage points in both the first nine months and the third quarter.

CapEx amounted to 1,387 million euros (+1.7% year-on-year in organic terms) mainly devoted to the development and increased capacity of 3G and 4G networks and the rollout of the fibre network. So far this year, 189 million euros have been recorded associated with the acquisition of spectrum licences: 161 million euros in the third quarter for the transfer of frequency from 1,900 MHz, which is used to provide services in 2G, to 2,100 MHz which is used to provide service in 3G; and 28 million euros in the second quarter of the year as an additional part of the spectrum acquired in the fourth quarter of 2012 to offer LTE.

Telefónica Argentina (year-on-year changes in local currency)

Telefónica Argentina maintained its market leadership thanks to its focus on quality and innovation, offering to its customers an integrated services portfolio of fixed and mobile broadband bundles.

The Company achieved a new record high for gross and net additions for the third quarter in a row thanks to its successful strategy of bundling fixed services and expanding data in the mobile business.

Thus, Telefónica managed 27.0 million accesses in September 2013, up 14% year-on-year.

Operating highlights at the mobile business in the first nine months were:

•	The estimated penetration rate in the mobile market stood at 151% (+9 percentage points year-on-year).

•	Mobile accesses stood at 20.3 million with year-on-year growth accelerating to 18%, underpinned by the strong growth in smartphones (+91% year-on-year), which now account for 27% of accesses (+10 percentage points year-on-year).

•	Net additions in the third quarter again reached a new record of 1.2 million accesses (2.7 million in January-September 2013), more than double the third quarter 2012 figure. The strong acceleration in net additions this year is underpinned both by year-on-year growth in gross additions (+27% in both the first nine months and the third quarter), which also set a new record in the quarter, and by the year-on-year reduction in churn (-0.9 percentage points in January-September; -0.7 percentage points in the third quarter). Especially noteworthy is the performance of contract churn, which remained a sector benchmark (1.0% in both, January-September period and the third quarter), and thereby, contract net additions maintained a good trend reaching 337 thousand accesses in the first nine months (96 thousand accesses in the quarter).

•	Traffic rose by 10% year-on-year in the first nine months (+8% year-on-year in the third quarter) thanks to the strong growth in accesses.

•	Thus, ARPU increased by 6.7% year-on-year in January-September (+5.5% in the third quarter) thanks to the good performance of outgoing ARPU, where growth in data stands out thanks to the success of the campaigns carried out over the year to expand the service.

Regarding commercial activity at the fixed business, the main highlights were:

•	Traditional fixed accesses stood at 4.8 million, up 5% year-on-year due to the growth in fixed wireless accesses and the success of the bundled services strategy. As a result, net additions in the third quarter reached 33 thousand (57 thousand in the first nine months).

•	Retail broadband accesses totalled 1.8 million, up 7% year-on-year, with a solid 83 thousand net additions in the first nine months (30 thousand in the third quarter).

Revenues stood at 2,761 million euros in the first nine months, with growth accelerating to 22.6% (+24.9% year-on-year in the third quarter), underpinned by the growth in accesses and higher average usage, improving the performance in both the fixed and mobile businesses.

Mobile revenues totalled 1,845 million euros in the first nine months, up 25.6% year-on-year (+28.3% in the third quarter):

•	Mobile service revenues posted a positive trend, rising by 20.9% year-on-year in January-September period (+23.1% in the third quarter) thanks to the good performance of voice and the growing contribution of data. Data revenues increased by 32.4% year-on-year in the first nine months (+29.8% in the third quarter) and now account for 48% of service revenues (+4 percentage points year-on-year).

Fixed revenues totalled 1,006 million euros in the first nine months of 2013, up 17.4% year-on-year, with growth accelerating in the third quarter (+18.9% year-on-year).

•	Voice and access revenues rose by 7.0% year-on-year in the first nine months (+5.9% in the third quarter) as a result of accesses growth.

•	Broadband and new service revenues accelerated its growth to 27.3% year-on-year in January-September period (+31.4% year-on-year in the third quarter) and now account for 49% of fixed revenues underpinned by the growth in internet, content, data, IT and capacity rental revenues.

Operating expenses advanced by 28.6% year-on-year to 2,072 million euros in the first nine months. This growth is mainly attributable to the widespread increase in prices, mainly impacting personnel and subcontract expenses, and higher commercial costs associated with the strong increase in commercial activity over the year. However, it is worth noting that the pace of growth in operating expenses slowed in the third quarter (+26.5% year-on-year) on higher expenses recorded in the third quarter of 2012 as a result of the improvement in the customer service and the growth in content expenses associated with the focus on this service.

OIBDA in the first nine months amounted to 695 million euros, with year-on-year growth accelerating to 9.8% thanks to a 19.9% year-on-year increase in the third quarter as a result of the strong acceleration in revenue growth and the aforementioned year-on-year improvement in the evolution of expenses. Thus, the OIBDA margin stood at 24.7% at the end of September (-2.8 percentage points year-on-year) and at 25.0% in the third quarter (-0.9 percentage points year-on-year) affected by the increase in prices and the higher commercial activity, even though the year-on-year decline is steadily easing over the year.

CapEx amounted to 354 million euros in the first nine months, up 48.0% year-on-year, and mainly devoted to the improvement of the fixed and mobile network, thereby enhancing the quality of data services on both networks. It should be noted that year-on-year change cannot be extrapolated to the full year given the different levels of investment execution in both years.

Telefónica Chile (year-on-year changes in organic terms)

The Company consolidated the positive trend in the quarter with a clear improvement in both, operational and economic indicators, as a result of its contract plan portfolio restructuring carried out in the second quarter of 2013, aimed at increasing the usage of mobile broadband through bundles with different data volumes, voice minutes and SMS.

In the fixed business, Telefónica Chile remains committed to technological development, simultaneously deploying VDSL and fibre optic networks, enabling to have a differential broadband offer with speeds of up to 150 Mbps and a pay TV service that is market benchmark.

To correctly interpret these financial results note that in the fourth quarter of 2012 and due to a contractual change, all contract handset sales started to be recorded as expenses and not as CapEx. In order to have a like-for-like year-on-year comparison, organic year-on-year comparisons are done in homogenous terms.

Telefónica managed a total of 13.5 million accesses in Chile at the end of September 2013, year-on-year growth of 5%.

Mobile business performance highlights in the first nine months were as follows:

•	Estimated penetration of the Chilean mobile market stood at 155% (+8 percentage points year-on-year).

•	Mobile accesses stood at 10.3 million, up 6% year-on-year, after reporting net additions of 280 thousand accesses in the nine months. A net loss of 57 thousand accesses was reported in the third quarter, which is mainly attributable to low value customers in the prepay segment. However, contract net additions were positive for the second quarter in a row (10 thousand customers) thanks to the success of new plans, with a strong increase in the volume of gross additions in the quarter (+21% year-on-year in the quarter; -1% in the January-September period). It is worth noting that the regained commercial momentum was mainly driven by smartphones, which doubled compared with the same period a year earlier and now account for 22% of mobile accesses (+10 percentage points compared with September 2012). The improvement in commercial activity was also reflected in the better portability performance, especially in the contract segment, where the balance was positive for the first time for Telefónica Chile since the service has been available.

•	Churn stood at 2.7% in the first nine months of 2013, up 0.3 percentage points year-on-year (+1.0 percentage points year-on-year in the third quarter) as a result of the increase in churn in the prepay segment related with low-value customers. Also noteworthy is the year-on-year decline in contract churn (-0.4 percentage points to September; -0.3 percentage points in the third quarter) underpinned by the success of the customer satisfaction policies implemented.

•	Traffic in the first nine months rose by 4% year-on-year thanks to the growth in the customer base. Traffic growth in the third quarter decelerated to 2% year-on-year due to traffic increase in July-September period in 2012 explained by prepaid campaigns launched.

•	ARPU in the first nine months fell by 6.0% year-on-year, with an improvement achieved in the third quarter (-5.1% year-on-year) on the back of higher data ARPU (+1.1% year-on-year in quarter).

Regarding commercial activity in the fixed business, highlights were:

•	Traditional accesses stood at 1.7 million (-5% year-on-year), with a net loss of 22 thousand accesses in the third quarter (-63 thousand in the first nine months), though the churn trend remained positive (-0.1 percentage points year-on-year in the third quarter and -0.2 percentage points in the first nine months).

•	Retail broadband accesses totalled 965 thousand at the end of September 2013, with net additions of 33 thousand accesses in the period (13 thousand in the third quarter) enabling a solid year-on-year growth (+4%).

•	Pay TV accesses stood at 481 thousand at the end of September, up 18% year-on-year, after reaching net additions of 57 thousand accesses in the first nine months of 2012 (16 thousand in the third quarter).

Revenues totalled 1,870 million euros in the first nine months, up 1.5% year-on-year, significantly accelerating year-on-year growth in the quarter to 3.2%, underpinned by the improvement in both the fixed and mobile businesses.

Mobile revenues stood at 1,158 million euros in the first nine months, up 3.8% year-on-year (+3.9% year-on-year in the third quarter).

•	Mobile service revenue posted a strong growth acceleration in the third quarter of 2.0% year-on-year (+0.5% in the first nine months), as a result of the commercial repositioning based on growing in high-value customers, that is boosting both data and voice revenue growth. Thus, data revenues maintained its growth accelerating trend and rose by 8.3% year-on-year in the quarter (+6.8% in the first nine months).

•	Revenues from handset sales advanced 42.2% year-on-year in the first nine months (+23.9% in the quarter) due to higher commercial activity and, in particular, the larger weight of medium and high value devices.

Revenues from the fixed business reached 783 million euros in the first nine months of 2013 and posted a positive year-on-year growth for the first time in five quarters (+1.3%). As a result, the year-on-year decline in the first nine months eased to 2.1%.

•	Broadband and new service revenue posted a strong year-on-year growth acceleration in the third quarter to 12.0% (+7.3% year-on-year in the first nine months of the year), underpinned by growth in internet, data and IT revenues. Hence, these revenues account for 58% of fixed revenues in the quarter (+6 percentage points year-on-year in the quarter).

•	Voice and access revenues decreased by 11.8% year-on-year in the first nine months as a result of the decline in the number of accesses and lower average revenue owing to service bundling; however, the decline eased in the third quarter (-10.0% year-on-year).

Operating expenses decreased by 0.4% year-on-year in the first nine months (+3.2% year-on-year in the third quarter) thanks to the process and systems efficiencies achieved offsetting the higher commercial costs stemming from the increased commercial activity, mainly in the last two quarters, with a larger weight of high value customers.

As a result, OIBDA totalled 611 million euros, up 3.3% year-on-year (+2.9% year-on-year in the third quarter). The OIBDA margin stood at 32.7%, up 0.6 percentage points year-on-year, despite the intense commercial activity in higher value segments, which is offset by the savings achieved thanks to the efficiency measures executed by the Company. In the third quarter the OIBDA margin stood at 35.0% (-0.1 percentage points compared with July-September 2012).

It is also worth noting that the year-on-year OIBDA margin comparison in reported terms (-7.7 percentage points in the first nine months) was impacted by the contractual change affecting the accounting model of contract handset sales, which are now considered as an expense rather than CapEx, following the contractual change implemented in the fourth quarter of 2012, while like-for-like criteria were used for organic change.

In addition, the sale of non-strategic towers for 9 million euros was recorded in the first nine months of 2013 (5 million euros in the third quarter).

CapEx amounted to 332 million euros in the first nine months, up 45.6% year-on-year, and was mainly devoted to developing and increasing the quality of the 3G and 4G fixed and mobile networks to satisfy the rising demand for data.

CapEx in reported terms in local currency (-15.2%) was affected by the abovementioned contractual change, which reduced investment by 164 million euros in the first nine months, though there was no impact on cash flow generation. It should be noted that the year-on-year change cannot be extrapolated to the full year given the different levels of investment execution in both years.

Telefónica Peru (year-on-year changes in organic terms)

Telefónica Peru posted a solid operating and financial performance in the first nine months of 2013, leveraged on the advantages of its integrated services offer and maintaining a clear focus on achieving further improvements in service quality and on simplifying plans and tariffs.

During the first three quarters of the year, the Company focused its offer on bundling services both at the fixed business, with an on-going improvement on service quality (doubling the speed of fixed broadband and migrating customers to pay TV bundles with HD channels), and at the mobile business, with the portfolio of voice and data plans to drive smartphone adoption.

Additionally, it should be mentioned that after securing one of the two blocks of spectrum auctioned for LTE in the AWS band (2x20 MHz) on 22 July, Telefónica Peru signed on 10 October the concession for this spectrum for a period of 20 years and approximately 116 million euros. This award bolsters the Company’s commitment to continue expanding telecommunications in the country, with a plan to roll out the 4G network to 234 district capitals (around 50% of the population) over the next five years, as well as the Company’s competitive position that will provide higher quality and speed to the portfolio of services offered.

The Company managed 20.9 million accesses at the end of September, up 5% year-on-year.

Mobile business performance highlights:

•	The estimated penetration rate in the mobile market stood at 88%, up 5 percentage points year-on-year.

•	Mobile accesses totalled 15.7 million, up 6% year-on-year, despite the application of more restrictive reporting criteria for prepay customers. Contract segment accesses again posted strong growth (+27% year-on-year) and now represent 28% of total accesses (+4 percentage points year-on-year). Mobile broadband accesses were the main factor behind this growth, rising by 81% year-on-year, driven by the strong increase in smartphone customers, which totalled 1.6 million at the end of September, almost doubling the number of accesses as of September 2012. Penetration stood at 11% (+5 percentage points compared with the third quarter of 2012).

•	Net additions in the first nine months of the year totalled 525 thousand accesses thanks to the strong performance of net contract additions, which totalled 281 thousand in the quarter and grew by 80% year-on-year (695 thousand accesses in January-September; +39% year-on-year). The prepay segment was still affected by the application of more restrictive reporting criteria for customers mentioned earlier, which negatively impacted total churn evolution (4.4% year-on-year in the first nine months and 4.0% in the quarter; +0.8 percentage points and +0.4 percentage points year-on-year, respectively) but with no significant impact on revenues.

•	In the third quarter, traffic trend reflected the growth in value customers, rising by 13% year-on-year both in the first nine months and in the third quarter, more than doubling the growth in the total customer base.

•	The performance of ARPU, both in the first nine months of the year and in the third quarter (+4.5% and +5.2%, respectively) reflected the improved quality of the customer base, despite the impact of the change in the fixed-mobile tariff and the mobile termination rates reduction applied in October 2012. Thus, outgoing ARPU registered year-on-year growth of 6.3% in the first nine months and of 6.8% in the quarter, underpinned by the strong growth of data and the increased volume of traffic.

Regarding commercial activity at the fixed business the main highlights in the quarter were:

•	Traditional accesses at the end of September 2013 totalled 2.8 million (-2% year-on-year), with a net loss of 39 thousand accesses in the first nine months (-28 thousand accesses in the third quarter).

•	In September, retail broadband accesses reached 1.4 million (+11% year-on-year), with strong net additions of 28 thousand accesses in the third quarter and 111 thousand in the first nine months of 2013.

•	Pay TV accesses stood at 905 thousand at the end of September 2013, up 2% year-on-year. However, there was a net loss of 8 thousand accesses in the quarter following the application of more restrictive activation criteria for new customers.

Revenues in the first nine months of 2013 totalled 1,847 million euros (+7.3% year-on-year), with growth accelerating in the third quarter to 8.2% year-on-year. It should be noted that revenues were adversely impacted by regulatory changes affecting fixed-mobile calls and by the mobile termination rates reduction in October 2012. Excluding these impacts, revenues would have risen by 9.7% year-on-year in the first nine months of the year (+10.0% y-o-y in the third quarter).

Mobile service revenues in the first nine months of 2013 stood at 1,047 million euros, up 11.3% year-on-year, with the pace of growth accelerating significantly in the quarter (+13.8% year-on-year):

•	Mobile service revenues posted one more quarter a strong growth, rising by 10.0% year-on-year in the first nine months and by an even stronger 12.5% year-on-year in the third quarter, maintaining their positive trend despite the negative impact of the abovementioned regulatory changes. Excluding these effects, growth would have been 13.6% year-on-year in the first nine months of 2013 (+14.9% year-on-year in the third quarter).

Data revenues grew by 34.5% year-on-year in the January-September period (+29.9% in the third quarter) and now account for 21% of service revenues (+4 percentage points year-on-year), underpinned by the rapid growth in smartphones with data plans attached. Thus, non-SMS data revenues grew by 60.9% in the first nine months (+62.9% in the quarter), accounting for 79% of mobile data revenues (+13 percentage points year-on-year).

Fixed revenues stood at 931 million euros in the January-September 2013 period (+6.1% year-on-year both in the first nine months and in the third quarter):

•	Broadband and new services revenues remained as the main growth driver of fixed revenues (they accounted for 65% of revenues), rising by 14.5% year-on-year in the first nine months (+12.5% in the quarter) thanks to the solid performances of internet, TV, content and business services revenues.

•	Voice and access revenues decreased by 6.1% year-on-year in the January-September period and were still affected by the regulatory changes, though the decline eased in the quarter compared with the previous quarter (-3.4% in the quarter compared with a 5.7% decline in the second quarter of 2013). Excluding regulatory factors, they would have declined by 3.1% in the first nine months of 2013 (+0.1% in the third quarter) mainly due to lower consumption as a consequence of the fixed to mobile substitution effect.

Operating expenses in the first nine months of 2013 amounted 1,215 million euros (+6.9% year-on-year; +5.5% in the third quarter) mainly due to the increased commercial activity focused on high-value customers, increased content costs, higher personnel expenses associated with employee participation in the results of the Company and increased tax expenses resulting from the inclusion of new internet and TV revenue tax regulations in 2013 (1% of revenues). In contrast it should be mentioned the marked reduction in interconnection costs due to mobile termination rate cuts and the better cost performance compared with the previous quarter thanks to the efficiency measures implemented mainly on the administration and support costs and bad debt provisions.

As a result, OIBDA totalled 654 million euros in January-September 2013 (+7.2% year-on-year), with a strong year-on-year increase of 8.9% in the third quarter. The OIBDA margin stood at 35.4% in the nine months period (stable year-on-year) and at 36.6% in the third quarter, advancing by 0.2 percentage points year-on-year despite the increased commercial effort to capture and retain high-value customers. It should be noted that the sale of non-strategic towers for 20 million euros was registered in the third quarter of 2012.

CapEx amounted to 206 million euros in the first nine months of the year, down 8.1% year-on-year, and was mainly deployed on the expansion and improvement of the network and the development of new services. It should be noted that year-on-year growth cannot be extrapolated to the full year given the different levels of investment execution in both years.

Telefónica Colombia (year-on-year changes in organic terms)

One year after the merger between Telefónica Móviles Colombia, S.A. and Colombia Telecomunicaciones, S.A. in June 2012, Telefónica Colombia maintained in the third quarter the trend of gradual improvement in its commercial and financial performance seen throughout the year.

It is worth noting that the structural changes implemented by the Colombian regulator (“CRC”) in the first half of 2013, continued to boost the telecommunications market through the application of asymmetric mobile termination rates between the dominant operator and the rest of the companies (including Telefónica).

In order to adapt to the new regulatory backdrop and to progress with its commercial repositioning, the Company is focused on higher-value customers strengthening the integrated marketing of services.

Also worth noting is the securing of 30 MHz of spectrum in the AWS band (2x15 MHz) at the auction on 26 June at a cost of 83 million euros. This acquisition will significantly strengthen the Company’s positioning in the Colombian telecommunications market and underlines once more its commitment to the sector’s development. However, it should be noted that the investment associated with this spectrum award will not be registered until the Colombian ICT Ministry has completed its final review, so it has no impact on the Company’s figures for the first nine months of the year.

Telefónica Colombia managed 14.3 million accesses at the end of September, down 1% year-on-year mainly due to the decline in prepay mobile accesses associated with the disconnection of low-value customers.

Operating performance highlights in the mobile business were:

•	The estimated mobile penetration rate in the market stood at 100% (-4 percentage points year-on-year).

•	Mobile accesses stood at 11.6 million, down 3% compared with September 2012. However, it is worth mentioning the strong performance of the contract segment, growing by 10% year-on-year, accounting now for 28% of the mobile customer base (+3 percentage points year-on-year). The number of smartphones surpassed 2 million accesses as of September, with a penetration rate of 21% (+12 percentage points year-on-year), 2.3 times compared to September 2012.

•	In the third quarter the Company reported a net loss of 47 thousand accesses (-70 thousand in the year), mainly as a result of the aforementioned disconnection of low-value customers in the prepay segment. However, net additions in the contract segment totalled 74 thousand new accesses in the third quarter (+79% year-on-year) and 235 thousand in the first nine months (+20% year-on-year), mainly driven by the marked year-on-year increase in contract gross additions (+25% in the quarter; +15% year-on-year in the January-September period).

•	Traffic growth accelerated to 22% year-on-year in the third quarter (+13% compared with the first nine months of 2012) despite the year-on-year decline in accesses and reflected the new regulatory environment, with a widespread reduction in prices, and the marked improvement in the quality of the customer base.

•	The Company’s strategy for maximising customer value is also reflected in ARPU, which rose by 11.7% year-on-year in the third quarter (+5.0% year-on-year in January-September 2013) despite the mobile termination rate cuts. Thus, outgoing ARPU advanced by 11.4% year-on-year in the third quarter thanks to the steady improvement in the customer mix and the uptake of data services, mainly focused on the integrated plans for smartphones and despite the tariff reduction derived from the transfer to customers of the benefits from the mobile termination rates asymmetry.

Business highlights in the fixed business:

•	Traditional fixed accesses advanced by 1% year-on-year to 1.4 million, returning to growth for the first time since the second quarter of 2008, after registering net additions in the third quarter of 11 thousand accesses (25 thousand accesses in the first nine months of 2013). Third quarter net additions implied customer base growth for three consecutive quarters, in clear contrast to the loss of lines in recent years, and it is underpinned by the success of the Company’s bundling strategy.

•	Retail broadband accesses reached 828 thousand, maintaining a solid growth of 22% year-on-year and reflecting the strong pace of commercial activity with net additions of 38 thousand accesses in the quarter (+11% year-on-year) and of 122 thousand in the first nine months (+84% year-on-year).

•	Pay TV accesses stood at 332 thousand at the end of September, with year-on-year growth accelerating for the fourth consecutive quarter to 22%, after posting net additions of 18 thousand accesses in the third quarter, the largest number since December 2010, and 47 thousand for the first nine months, almost three times the figure in the same period of 2012. The main driver of this growth is the commercial offer for the stand-alone product since July 2012, which allowed the Company to boost gross additions as coverage increased.

Revenues in the first nine months of 2013 totalled 1,273 million euros, up 2.1% year-on-year. Revenue growth accelerated sharply year-on-year in the third quarter (+6,5%), boosted by the on-going improvement of both the mobile and the fixed businesses, despite the negative impact of the reduction in mobile termination rates (+3.5% year-on-year in the first nine months of 2013 and +8,2% in the third quarter, excluding this effect).

Mobile revenues stood at 781 million euros in the January-September 2013 period (+3.7% year-on-year), with year-on-year growth accelerating to 9.0% in the third quarter.

•	Mobile service revenues rose by 2.8% year-on-year in the first nine months, with the growth rate accelerating in the third quarter (+7.1% year-on-year) despite the impact of the reduction in mobile termination rates. Excluding this effect, revenues would have risen by 5.1% year-on-year in the first nine months and by 9.9% in the third quarter.

Data revenues posted year-on-year growth of 5.3% compared with the first nine months of 2012, with the pace of growth accelerating to 8.0% year-on-year in the third quarter, and accounted for 25% of service revenues (+1 percentage point) in the January-September period. Non-SMS revenues accounted for 91% of data revenues (+2 percentage points year-on-year) and advanced by 8.0% year-on-year in the first nine months of 2013.

Fixed revenues totalled 492 million euros, down 0.3% year-on-year, though they rose by 2.6% year-on-year in the third quarter, consolidating the year-on-year growth trend that began in the second quarter of 2013.

•	Broadband and new service revenues, which now account for 53% of fixed revenues (+3 percentage points year-on-year), rose by 4.8% compared with the first nine months of 2012 and by 11.3% year-on-year in the quarter, underpinned by the strong performance of internet and content revenues.

•	Voice and access revenues decreased by 6.1% compared with the January-September 2012 period (-7.1% year-on-year in the third quarter), as a result of the fixed-mobile business substitution effect and the reduction in termination rates (-5.5% in the first nine months and –6.7% in the quarter, excluding this effect).

Operating expenses increased by 1.5% year-on-year in the first nine months and by 8.5% in the third quarter due to the increased commercial activity in all products, and despite the synergies captured from the integration of the mobile and fixed businesses and the retroactive application from February 2013 of asymmetric charges, which implies a 43% reduction in the rate to pay to the dominant operator.

OIBDA for the first nine months of the year stood at 427 million euros (+2.8% year-on-year in the period) with an OIBDA margin of 33.6% (+0.2 percentage points year-on-year), an improvement mainly coming from the growth in revenues since the second quarter of 2013 and the benefits from the merger of the fixed and mobile units, which offset the impact of higher commercial activity. In the third quarter OIBDA decreased by 1.2% and the OIBDA margin stood at 33.2% (-2.6 percentage points). It should be mentioned that the sale of non-strategic towers for 2 million euros was recorded in the third quarter of 2012.

CapEx in the first nine months of the year totalled 200 million euros, up 30.2% year-on-year, with investment focused on the on-going improvement of the fixed broadband service, mobile data and network quality. It should be noted that year-on-year growth cannot be extrapolated to the full year given the different levels of investment execution in both years.

Telefónica Mexico (year-on-year changes in organic terms)

The telecommunications market in Mexico continues to meet the timeframe established in its transformation process following the approval in June of the new Telecommunications Law. Accordingly, the appointment of seven commissioners was approved in the third quarter for Ifetel, the new regulatory body which will be responsible for heading this process. Specialized courts in competition and telecommunications were also established and a new Telecommunications and Broadcasting Law is expected to be published by the end of the year which describes in detail the regulatory processes to be implemented.

In the third quarter of 2013, Telefónica Mexico continued to promote the commercial offers launched in the previous quarter. Uptake for the “Movistar Ilimitado” plans (with off-net minute bundles, SMS, data capacity from 50 MB and unlimited on-net calls for top-ups of more than 100 pesos) has been strong, as the 3 million customers already signed up since its launch demonstrated.

Also noteworthy is the launch of the “Prepago Doble” plan in October, which offers double the balance topped up for all top-ups and unlimited calls to three numbers to any company in Mexico, the US and Canada for top-ups of 30 Mexican pesos per week. In addition, and with the aim of further improving customer satisfaction, calls are billed per second.

Telefónica is also continuing to work on efficient network use following the reciprocal national roaming agreement signed last year with Iusacell and is negotiating agreements with mobile virtual network operators. In September, agreements were signed with the distributor Coppel and the operator Virgin.

Highlights of the business operating performance include:

•	Estimated penetration in the Mexican mobile market stood at 87% (+1 percentage point year-on-year).

•	Telefónica managed 20.6 million accesses in Mexico in September 2013 (+3% year-on-year).

•	Mobile accesses totalled 19.1 million, virtually stable year-on-year (+0.4%). In the third quarter the Company again posted net accesses additions (59 thousand in the third quarter; -22 thousand to September) thanks to the commercial impact of the new campaigns. In this regard, it is noteworthy that gross additions rose by a robust 16% in the quarter and by 13% in the January-September period. In addition, the portability figures for the quarter also showed a positive balance of 26 thousand accesses, reversing the negative trend of previous quarters.

•	Mobile broadband accesses are the main driver of mobile accesses growth, increasing by 36% year-on-year thanks to the strong growth of smartphones (+50% year-on-year) to achieve a penetration of 13% of total mobile accesses (+4 percentage points year-on-year).

•	Churn stood at 3.0% in the first nine months of the year (stable year-on-year) and at 3.1% in the quarter (+0.2 percentage points year-on-year), although it should be noted that the contract churn remains at 1.6% both in the quarter and in the January-September period.

•	Traffic extended the positive trend of the previous quarter, growing by 26% year-on-year in the third quarter (+9% in the first nine months) mainly due to the strong uptake for the “Movistar Ilimitado” plans and the efforts to improve the quality of the customer base.

•	ARPU decreased by 9.2% year-on-year in the third quarter (-8.3% in the first nine months of 2013), impacted by customer repositioning following the launch of the new “Movistar Ilimitado” plans, the intensity of competition and the mobile termination rate cuts in both voice (effective from January 2013) and SMS (effective from the fourth quarter of 2012).

•	Also noteworthy is the strong performance of fixed accesses through fixed wireless technology, which continued to post solid growth (+49% year-on-year), with net additions of 317 thousand accesses in the first nine months of the year (73 thousand in the third quarter) bringing the total to 1.5 million accesses.

Revenues in the first nine months of 2013 totalled 1,178 million euros, down 1.2% year-on-year (-2.6% in the third quarter). Thus, mobile service revenues decreased by 5.2% year-on-year in the first nine months of the year (-6.0% in the third quarter) as a result of the abovementioned impacts of a widespread reduction of prices in a highly competitive market, customer repositioning to the new plans and the reduction in mobile termination rates. Excluding this latter effect of mobile termination rates cut, mobile service revenues would have fallen by 2.6% year-on-year in the first nine months (-3.7% in the third quarter).

Data revenues, which accounted for 29% of mobile service revenues, decreased by 19.7% year-on-year in the January-September period (-25.3% in the third quarter), mainly affected by the reduction in SMS termination rates in the last quarter of 2012 and the launch towards the end of last year of SMS bundles with a marked reduction in unit price. Non-SMS data revenues grew by 19.5% year-on-year in the first nine months, accounting for 55% of data revenues (+18 percentage points year-on-year).

Operating expenses grew by 3.5% year-on-year in the first nine months (+0.7% in the third quarter) mainly due to higher commercial costs related to the higher volume of gross additions (+13%) and the efforts to improve customer satisfaction. Also noteworthy were the further efficiencies in network, systems and other non-commercial costs.

OIBDA in the first nine months of 2013 stood at 207 million euros (-21.3% year-on-year; -18.8% in the third quarter) with an OIBDA margin of 17.5% and of 18.1% in the third quarter (-4.5 and -3.6 percentage points year-on-year respectively), impacted by the higher commercial activity. OIBDA and the OIBDA margin were also affected by 42 million euros from the sale of non-strategic towers recorded in the first nine months of 2012 (27 million euros in the third quarter of 2012).

CapEx amounted to 124 million euros in January-September (-23.3% year-on-year) and was devoted to the continuous improvement of the network quality, both in capacity and coverage, and the distribution channel.

Telefónica Venezuela (year-on-year changes in organic terms)

Telefónica maintained in Venezuela a solid set of results that again reflected its unique position in the market, with a particular focus on service innovation and network and service quality.

Commercial activity in the quarter continued focused on boosting the data business. Notable in this regard was the positive take-up for the “Movistar Full” plans, which offer customers different packages depending on their data requirements.

Note that the company’s economic and financial results in reported terms were affected by the devaluation of the bolivar which was announced on February 8, 2013 by the Venezuelan government, devaluating the bolivar from 4.3 strong bolivars per USD to 6.3 strong bolivars per USD.

Highlights of the operating performance include:

•	Estimated penetration of the Venezuelan mobile market was 109% (+2 percentage points year-on-year).

•	Telefónica managed 11.9 million accesses in Venezuela at the end of September 2013 (+6% year-on-year).

•	Mobile accesses totalled 10.7 million, up 6% year-on-year, following net additions of 95 thousand accesses in the third quarter (123 thousand in the January-September period). The contract customer base grew by 30% year-on-year, driven by net additions of 53 thousand accesses in the third quarter (222 thousand in the year), as a result of doubling gross additions year-on-year, both in the quarter and in the full year.

•	Mobile broadband accesses were the main driver of the growth in high-value customers, advancing 29% year-on-year in the third quarter. Smartphones grew by 36% year-on-year to reach a penetration of 40% of total mobile accesses (+9 percentage points year-on-year).

•	Churn stood at 1.8% in the quarter (-0.3 percentage points year-on-year) and at 2.2% in the first nine months of the year (stable year-on-year). Contract churn remained as a market benchmark in the region and stood at 0.8% in the quarter (stable year-on-year) and at 0.7% in the January-September period (-0.1 percentage points year-on-year).

•	Traffic continued to rise steadily and grew by 21% year-on-year in both the quarter and the first nine months of the year thanks to the strategy to maximise customer value.

•	ARPU continued boosted by strong volume growth and advanced by 36.0% compared with the third quarter of 2012 (+27.5% in January-September) and reflected, in addition to the aforementioned traffic growth, the rising data consumption (data ARPU up 33.7% year-on-year in the quarter).

•	Moreover, also noteworthy is the strong performance of pay TV accesses, which doubled compared with September 2012, after registering net additions of 60 thousand accesses in the third quarter (122 thousand in the year), the largest volume reported for a three-month period.

Revenues in the first nine months of 2013 amounted to 2,435 million euros, with year-on-year growth accelerating to 45.5%, following a 55.1% year-on-year growth in the third quarter. This reflects the strong performance of mobile service revenues, which grew by 39.2% in the January-September period (+47.1% in the quarter), driven by higher traffic, the larger customer base and the increasing assimilation of data plans.

Growth in data revenues accelerated to 42.6% in the quarter (+38.5% in the first nine months), now accounting for 39% of mobile service revenues. Non-SMS data revenues grew by 57.2% year-on-year and accounted for 63% of data revenues (+8 percentage points year-on-year).

Operating expenses increased by 43.0% year-on-year in the first nine months (+58.4% in the quarter), mainly impacted by the widespread price increase that translated into higher personnel and subcontract expenses and higher expenses paid in USD for services and equipment purchases due to the negative impact of the devaluation.

OIBDA totalled 1,073 million euros in the first nine months of 2013 (+47.4% year-on-year), after a 50.3% year-on-year increase in the quarter. Thus, the OIBDA margin stood at 44.1% in the January-September period and at 45.3% in the third quarter (+0.6 and -1.5 percentage points year-on-year respectively), maintaining high efficiency levels.

CapEx amounted to 304 million euros in January-September 2013, up 94.9% year-on-year, mainly due to investments in deploying capacity and 3G coverage and in the transmission network.

LATINOAMÉRICA

ACCESSES

Unaudited figures (thousands)

	2012		2013
	September	December	March	June	September	% Chg
Final Clients Accesses	210,101.4	211,908.0	212,383.1	214,945.2	217,898.0	3.7
Fixed telephony accesses (1) (2)	23,873.7	24,153.3	24,111.2	24,293.1	24,382.8	2.1
Internet and data accesses	8,664.6	8,732.5	8,837.2	9,033.8	9,187.8	6.0
Narrowband	216.6	209.1	186.1	170.8	166.6	(23.1)
Broadband (3)	8,339.7	8,415.3	8,545.3	8,758.8	8,913.5	6.9
Other (4)	108.2	108.0	105.9	104.2	107.6	(0.6)
Mobile accesses	175,209.5	176,595.4	176,982.5	179,112.4	181,684.7	3.7
Prepay	136,978.6	137,141.5	136,270.9	136,596.0	137,210.5	0.2
Contract (2)	38,230.9	39,453.9	40,711.6	42,516.4	44,474.2	16.3
Pay TV	2,353.6	2,426.8	2,452.2	2,505.9	2,642.8	12.3

Wholesale Accesses	47.6	47.0	45.4	46.2	42.0	(11.7)

Total Accesses T. Latam	210,149.0	211,955.1	212,428.5	214,991.4	217,940.1	3.7
Terra Accesses	673.6	604.7	540.4	500.9	467.7	(30.6)
Total Accesses in Latin America	210,822.6	212,559.8	212,968.9	215,492.3	218,407.7	3.6

TELEFÓNICA LATINOAMÉRICA

MOBILE ACCESSES

Unaudited figures (thousands)

	2012		2013
	September	December	March	June September		% Chg
Prepay percentage (%)	78.2%	77.7%	77.0%	76.3%	75.5%	(2.7	p.p.)
Contract percentage (%)	21.8%	22.3%	23.0%	23.7%	24.5%	2.7	p.p.
MBB accesses (‘000)	23,657.1	27,275.8	28,928.2	35,948.0	39,289.4	66.1
MBB penetration (%)	14%	15%	16%	20%	22%	8.1	p.p.
Smartphone penetration (%)	11%	13%	14%	18%	20%	8.7	p.p.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(2)	Fixed telephony accesses include the reclassification in the fourth quarter of 2012 in Argentina of 157 thousand “fixed wireless” accesses previously recognized as mobile accesses of the contract segment.
(3)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(4)	Retail circuits other than broadband.

TELEFÓNICA LATINOAMÉRICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg				July - September		% Chg
	2013	2012	Reported		Organic		2013	2012	Reported		Organic
Revenues	21,783	22,578	(3.5)		9.4		7,101	7,615	(6.8)		10.9
Internal exp. capitalized in fixed assets	116	126	(7.8)		(0.9)		37	43	(13.6)		(1.7)
Operating expenses	(15,069)	(15,115)	(0.3)		11.1		(4,880)	(5,065)	(3.6)		12.9
Supplies	(6,051)	(5,650)	7.1		17.0		(2,052)	(1,908)	7.6		23.1
Personnel expenses	(2,138)	(2,142)	(0.2)		13.5		(690)	(705)	(2.2)		16.8
Subcontracts	(5,835)	(6,220)	(6.2)		5.2		(1,815)	(2,101)	(13.6)		2.3
Bad debt provision	(367)	(377)	(2.4)		5.2		(103)	(106)	(3.5)		13.0
Taxes	(679)	(726)	(6.6)		10.0		(221)	(245)	(9.7)		10.6
Other net operating income (expense)	4	57	(92.7)		c.s.		(14)	29	c.s.		c.s.
Gain (loss) on sale of fixed assets	60	259	(76.8)		n.m.		2	72	(96.5)		c.s.
Impairment of goodwill and other assets	(4)	(0)	n.m.		n.m.		(3)	(0)	n.m.		n.m.
Operating income before D&A (OIBDA)	6,890	7,906	(12.8)		5.0		2,244	2,694	(16.7)		4.8
OIBDA Margin	31.6%	35.0%	(3.4	p.p.)	(1.3	p.p.)	31.6%	35.4%	(3.8	p.p.)	(1.9	p.p.)
Depreciation and amortization	(3,560)	(3,770)	(5.6)		4.9		(1,050)	(1,288)	(18.5)		(4.2)
Operating income (OI)	3,330	4,136	(19.5)		5.1		1,194	1,406	(15.0)		12.8

Notes:

•	OIBDA and OI before management and brand fees.
•	2012 and 2013 reported figures include the hyperinflationary adjustments in Venezuela.

TELEFÓNICA LATINOAMÉRICA

ACCESSES BY COUNTRY (I)

Unaudited figures (Thousands)

	2012		2013
	September	December	March	June	September	% Chg
BRAZIL
Final Clients Accesses	92,144.8	91,345.4	91,064.4	91,335.8	91,907.9	(0.3)
Fixed telephony accesses (1)	10,710.9	10,642.7	10,550.2	10,563.5	10,624.1	(0.8)
Internet and data accesses	4,009.1	3,964.3	3,961.0	4,035.2	4,081.8	1.8
Narrowband	161.8	137.9	116.5	108.2	105.6	(34.8)
Broadband (2)	3,768.9	3,748.4	3,767.9	3,852.1	3,898.0	3.4
Other (3)	78.4	78.1	76.5	74.9	78.2	(0.3)
Mobile accesses	76,805.6	76,137.3	75,987.5	76,199.6	76,614.3	(0.2)
Prepay	58,851.0	57,335.1	56,469.6	55,515.1	54,476.4	(7.4)
Contract	17,954.5	18,802.2	19,517.9	20,684.5	22,138.0	23.3
Pay TV	619.3	601.2	565.7	537.5	587.7	(5.1)

Wholesale Accesses	25.0	24.4	23.1	23.0	19.7	(21.3)

Total Accesses	92,169.8	91,369.8	91,087.5	91,358.8	91,927.6	(0.3)

ARGENTINA
Final Clients Accesses	23,574.5	24,121.9	24,781.4	25,706.4	26,985.6	14.5
Fixed telephony accesses (1)	4,573.7	4,762.4	4,765.0	4,786.7	4,819.3	5.4
Fixed wireless (4)	47.2	234.6	255.4	283.3	315.6	n.m.
Internet and data accesses	1,705.0	1,755.5	1,772.0	1,806.1	1,835.2	7.6
Narrowband	2.1	19.3	16.0	17.4	16.4	n.m.
Broadband (2)	1,702.9	1,736.3	1,755.9	1,788.6	1,818.8	6.8
Mobile accesses	17,295.9	17,604.0	18,244.4	19,113.6	20,331.0	17.5
Prepay	10,677.2	11,000.0	11,502.3	12,268.2	13,389.8	25.4
Contract (4)	6,618.7	6,604.0	6,742.1	6,845.5	6,941.3	4.9

Wholesale Accesses	14.1	14.1	13.8	14.7	13.9	(1.6)

Total Accesses	23,588.6	24,136.0	24,795.2	25,721.1	26,999.4	14.5

CHILE
Final Clients Accesses	12,849.9	13,142.1	13,330.8	13,497.8	13,447.4	4.6
Fixed telephony accesses (1)	1,757.5	1,737.9	1,715.0	1,696.2	1,674.5	(4.7)
Internet and data accesses	934.3	940.1	945.0	960.0	972.5	4.1
Narrowband	5.6	5.5	10.2	5.3	5.2	(6.5)
Broadband (2)	926.0	932.0	932.3	952.2	964.9	4.2
Other (3)	2.7	2.5	2.5	2.5	2.4	(8.9)
Mobile accesses	9,750.0	10,040.1	10,229.0	10,377.1	10,319.8	5.8
Prepay	7,007.5	7,385.0	7,624.9	7,722.9	7,656.1	9.3
Contract	2,742.5	2,655.1	2,604.1	2,654.2	2,663.8	(2.9)
Pay TV	408.1	424.0	441.8	464.5	480.5	17.7

Wholesale Accesses	4.8	4.9	4.8	4.8	4.8	0.4

Total Accesses	12,854.7	13,147.0	13,335.6	13,502.6	13,452.2	4.6

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total fixed wireless accesses included.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.
(4)	Includes the reclassification in the fourth quarter of 2012 of 157 thousand “fixed wireless” accesses previously recognized as mobile accesses of the contract segment.

TELEFÓNICA LATINOAMÉRICA

ACCESSES BY COUNTRY (II)

Unaudited figures (Thousands)

	2012		2013
	September	December	March	June	September	% Chg
PERU
Final Clients Accesses	19,870.2	20,299.5	20,268.0	20,548.6	20,896.9	5.2
Fixed telephony accesses (1)	2,899.0	2,883.4	2,874.0	2,872.6	2,844.2	(1.9)
Fixed wireless	602.8	580.3	346.4	339.4	328.8	(45.4)
Internet and data accesses	1,287.8	1,317.6	1,359.8	1,397.4	1,425.5	10.7
Narrowband	8.3	8.2	5.5	5.5	5.4	(35.2)
Broadband (2)	1,258.6	1,288.3	1,333.7	1,371.3	1,399.2	11.2
Other (3)	20.8	21.0	20.5	20.7	20.8	0.0
Mobile accesses	14,798.4	15,196.9	15,126.4	15,366.1	15,722.4	6.2
Prepay	11,380.7	11,555.3	11,303.9	11,310.7	11,385.5	0.0
Contract	3,417.7	3,641.6	3,822.5	4,055.4	4,336.8	26.9
Pay TV	885.0	901.6	907.8	912.5	904.8	2.2

Wholesale Accesses	0.4	0.4	0.4	0.4	0.4	(8.6)

Total Accesses	19,870.6	20,299.9	20,268.4	20,549.0	20,897.2	5.2

COLOMBIA
Final Clients Accesses	14,394.9	14,122.8	14,001.6	14,227.4	14,247.6	(1.0)
Fixed telephony accesses (1)	1,431.0	1,420.4	1,427.5	1,435.0	1,445.8	1.0
Internet and data accesses	687.1	714.0	758.8	798.0	836.2	21.7
Narrowband	8.5	8.5	8.4	8.5	8.5	(0.1)
Broadband (2)	678.6	705.4	750.4	789.5	827.7	22.0
Mobile accesses	12,005.0	11,703.6	11,516.3	11,680.1	11,633.5	(3.1)
Prepay	9,045.2	8,675.2	8,446.9	8,490.1	8,369.6	(7.5)
Contract	2,959.8	3,028.4	3,069.4	3,190.1	3,263.8	10.3
Pay TV	271.8	284.8	299.1	314.2	332.1	22.2

Wholesale Accesses	3.3	3.3	3.3	3.3	3.3	0.0

Total Accesses	14,398.2	14,126.1	14,004.9	14,230.7	14,250.9	(1.0)

MEXICO
Mobile accesses	19,076.5	19,168.0	19,251.7	19,086.8	19,145.8	0.4
Prepay	17,626.1	17,668.3	17,663.6	17,545.7	17,662.4	0.2
Contract	1,450.4	1,499.7	1,588.1	1,541.1	1,483.4	2.3
Fixed wireless	991.9	1,158.9	1,259.0	1,403.1	1,476.3	48.8
Total Accesses	20,068.4	20,326.9	20,510.7	20,489.9	20,622.1	2.8
VENEZUELA
Internet and data accesses	38.1	37.8	37.4	33.8	33.2	(12.9)
Narrowband	30.0	29.5	29.2	25.6	25.2	(15.9)
Broadband (2)	3.2	3.3	3.4	3.5	3.4	4.8
Other (3)	4.9	5.0	4.8	4.7	4.6	(5.8)
Mobile accesses	10,091.0	10,549.0	10,455.5	10,576.8	10,672.2	5.8
Prepay	9,121.1	9,514.8	9,351.4	9,373.3	9,416.0	3.2
Contract	969.9	1,034.3	1,104.1	1,203.4	1,256.1	29.5
Fixed wireless	884.7	900.3	865.9	866.1	818.4	(7.5)
Pay TV	169.5	215.3	237.9	277.2	337.6	99.2
Total Accesses	11,183.3	11,702.4	11,596.8	11,753.9	11,861.3	6.1

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total fixed wireless accesses included.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.

TELEFÓNICA LATINOAMÉRICA

ACCESSES BY COUNTRY (III)

Unaudited figures (Thousands)

	2012		2013
	September	December	March	June	September	% Chg
CENTRAL AMERICA (1)
Fixed telephony accesses (2)	579.5	600.4	609.5	617.2	626.8	8.2
Fixed Wireless (3)	421.1	440.2	383.0	383.7	376.2	(10.7)
Internet and data accesses	3.2	3.2	3.3	3.3	3.4	6.7
Narrowband	0.2	0.2	0.2	0.2	0.2	(7.0)
Broadband (4)	1.6	1.6	1.6	1.7	1.7	7.1
Other (5)	1.4	1.4	1.4	1.5	1.5	8.3
Mobile accesses	8,871.1	9,380.2	9,340.5	9,843.1	10,357.0	16.8
Prepay	8,067.3	8,545.4	8,475.6	8,958.1	9,476.5	17.5
Contract	803.8	834.8	864.9	885.0	880.6	9.5
Total Accesses	9,453.7	9,983.9	9,953.3	10,463.6	10,987.2	16.2
ECUADOR
Mobile accesses	4,710.0	4,972.8	4,988.3	5,025.5	5,042.8	7.1
Prepay	3,936.3	4,169.5	4,148.4	4,138.6	4,117.2	4.6
Contract	773.8	803.3	839.9	886.9	925.6	19.6
Fixed Wireless	45.5	46.9	45.0	52.7	53.4	17.3
Total Accesses	4,755.5	5,019.6	5,033.3	5,078.2	5,096.1	7.2
URUGUAY
Mobile accesses	1,806.1	1,843.5	1,842.8	1,843.6	1,845.9	2.2
Prepay	1,266.3	1,292.9	1,284.3	1,273.2	1,261.0	(0.4)
Contract	539.8	550.6	558.5	570.4	584.9	8.4
Total Accesses	1,806.1	1,843.5	1,842.8	1,843.6	1,845.9	2.2

(1)	Includes Guatemala, Panama, El Salvador, Nicaragua, and Costa Rica.
(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total fixed wireless accesses included.
(3)	Fixed wireless accesses exclude since the first quarter of 2013, 58 thousand accesses included as fixed telephony accesses.
(4)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(5)	Retail circuits other than broadband.

TELEFÓNICA LATINOAMÉRICA

SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY

Unaudited figures

	2012		2013
	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
BRAZIL
Traffic (Million minutes) (1)	29,252	31,062	29,638	29,159	26,203	(10.4)
ARPU (EUR)	8.6	8.8	8.5	8.3	7.6	4.9
ARGENTINA
Traffic (Million minutes)	5,366	6,084	5,199	5,536	5,820	8.5
ARPU (EUR)	11.1	11.0	10.0	9.6	9.2	5.5
CHILE
Traffic (Million minutes)	3,194	3,475	3,428	3,310	3,264	2.2
ARPU (EUR)	12.4	12.1	11.3	11.3	10.5	(5.1)
PERU
Traffic (Million minutes)	5,459	5,592	5,668	5,826	6,160	12.8
ARPU (EUR)	7.0	6.9	6.8	6.7	6.6	5.2
COLOMBIA
Traffic (Million minutes)	4,447	4,563	4,372	5,014	5,432	22.2
ARPU (EUR)	6.9	7.1	6.9	6.8	6.9	11.7
MEXICO
Traffic (Million minutes)	4,292	4,494	4,363	4,620	5,411	26.1
ARPU (EUR)	5.7	5.8	5.2	5.3	5.0	(9.2)
VENEZUELA
Traffic (Million minutes)	4,153	4,604	4,496	4,752	5,017	20.8
ARPU (EUR) (2)	21.9	22.9	15.6	17.4	19.3	36.0
CENTRAL AMERICA (3)
Traffic (Million minutes)	2,743	2,893	2,892	3,170	3,214	17.2
ARPU (EUR)	5.7	5.7	5.3	5.3	5.1	(5.2)
ECUADOR
Traffic (Million minutes)	1,056	1,062	1,047	1,096	1,147	8.6
ARPU (EUR)	7.9	7.5	7.2	7.5	7.5	0.6
URUGUAY
Traffic (Million minutes)	858	897	823	848	868	1.1
ARPU (EUR)	10.6	11.9	11.1	11.0	10.0	1.2

Notes:

•	ARPU calculated as a monthly quarterly average.
•	Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
(1)	From the third quarter of 2013, duplicated traffic was deleted following the integration of fixed and mobile companies.
(2)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2012 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.
(3)	Includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.

TELEFÓNICA LATINOAMÉRICA

CUMULATIVE SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY

Unaudited figures

	2012		2013
	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
BRAZIL (1)
Traffic (Million minutes) (2)	82,894	113,955	29,638	58,785	85,000	2.5
ARPU (EUR)	8.9	8.9	8.5	8.4	8.1	3.2
ARGENTINA
Traffic (Million minutes)	15,117	21,201	5,199	10,735	16,555	9.5
ARPU (EUR)	10.9	11.0	10.0	9.8	9.6	6.7
CHILE
Traffic (Million minutes)	9,589	13,064	3,428	6,737	10,002	4.3
ARPU (EUR)	12.0	12.0	11.3	11.3	11.0	(6.0)
PERU
Traffic (Million minutes)	15,557	21,149	5,668	11,494	17,654	13.5
ARPU (EUR)	6.6	6.7	6.8	6.8	6.7	4.5
COLOMBIA
Traffic (Million minutes)	13,093	17,656	4,372	9,386	14,818	13.2
ARPU (EUR)	6.9	7.0	6.9	6.9	6.9	5.0
MEXICO
Traffic (Million minutes)	13,252	17,746	4,363	8,983	14,394	8.6
ARPU (EUR)	5.6	5.6	5.2	5.3	5.2	(8.3)
VENEZUELA
Traffic (Million minutes)	11,804	16,408	4,496	9,248	14,265	20.9
ARPU (EUR) (3)	20.6	21.2	15.6	16.5	17.4	27.5
CENTRAL AMERICA (4)
Traffic (Million minutes)	8,234	11,127	2,892	6,063	9,277	12.7
ARPU (EUR)	5.8	5.8	5.3	5.3	5.2	55.0
ECUADOR
Traffic (Million minutes)	3,228	4,291	1,047	2,143	3,290	1.9
ARPU (EUR)	7.6	7.5	7.2	7.3	7.4	0.4
URUGUAY
Traffic (Million minutes)	2,505	3,403	823	1,672	2,539	1.4
ARPU (EUR)	10.5	10.8	11.1	11.1	10.7	3.2

Notes:

•	ARPU calculated as a monthly quarterly average for each period.
•	Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
(1)	ARPU affected by the disconnection of 1.6 million inactive accesses in the second quarter of 2012 in Brazil.
(2)	From the third quarter of 2013, duplicated traffic was deleted following the integration of fixed and mobile companies.
(3)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2012 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.
(4)	Includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.

TELEFÓNICA LATINOAMÉRICA

SELECTED FINANCIAL DATA BY COUNTRY (I)

Unaudited figures (Euros in millions)

	January - September					July - September
	2013	2012	% Chg		% Chg Local Cur	2013	2012	% Chg		% Chg Local Cur
BRAZIL
Revenues	9,275	10,252	(9.5)		2.5	2,846	3,354	(15.1)		1.5
Wireless Business	6,110	6,371	(4.1)		8.7	1,901	2,118	(10.2)		7.3
Mobile service revenues	5,736	6,105	(6.1)		6.5	1,799	2,007	(10.4)		7.0
Data revenues	1,688	1,576	7.1		21.4	549	527	4.2		23.9
Handset revenues	375	266	40.9		59.7	102	110	(7.1)		14.0
Wireline Business	3,165	3,881	(18.4)		(7.6)	944	1,236	(23.6)		(8.4)
FBB and new services (1)	1,169	1,328	(12.0)		(0.3)	355	430	(17.6)		(1.3)
Voice & Access Revenues	1,966	2,514	(21.8)		(11.4)	582	793	(26.7)		(12.0)
Other	30	38	(21.1)		(10.6)	8	12	(35.9)		0.0
OIBDA	2,891	3,674	(21.3)		(10.8)	822	1,159	(29.0)		(14.4)
OIBDA margin	31.2%	35.8%	(4.7	p.p.)		28.9%	34.5%	(5.6	p.p.)
CapEx (2)	1,387	1,335	3.9		17.8	646	372	73.6		97.5
OpCF (OIBDA-CapEx) (2)	1,504	2,339	(35.7)		(27.1)	177	786	(77.6)		(67.9)
ARGENTINA
Revenues	2,761	2,732	1.1		22.6	932	953	(2.1)		24.9
Wireless Business	1,845	1,783	3.5		25.6	628	624	0.6		28.3
Mobile service revenues	1,615	1,620	(0.3)		20.9	538	558	(3.7)		23.1
Data revenues	773	709	9.1		32.4	261	257	1.7		29.8
Handset revenues	230	162	41.5		71.6	90	66	36.2		72.1
Wireline Business	1,006	1,040	(3.2)		17.4	334	359	(7.0)		18.9
FBB and new services (1)	497	474	4.9		27.3	172	167	3.2		31.4
Voice & Access Revenues	470	533	(11.8)		7.0	149	181	(17.4)		5.9
Other	39	33	17.5		42.5	13	12	10.7		41.2
OIBDA	695	768	(9.5)		9.8	237	252	(5.9)		19.9
OIBDA margin (3)	24.7%	27.5%	(2.8	p.p.)		25.0%	25.9%	(0.9	p.p.)
CapEx	354	290	22.0		48.0	120	115	3.7		32.5
OpCF (OIBDA-CapEx)	341	478	(28.6)		(13.4)	118	137	(14.0)		9.3
CHILE
Revenues	1,870	1,886	(0.9)		1.6	600	648	(7.3)		3.3
Wireless Business	1,158	1,143	1.3		3.8	368	396	(6.8)		3.9
Mobile service revenues	1,040	1,061	(2.0)		0.5	336	367	(8.5)		2.0
Data revenues	212	203	4.1		6.8	71	72	(2.4)		8.3
Handset revenues	118	82	43.5		47.1	32	29	13.9		28.2
Wireline Business	783	820	(4.5)		(2.1)	254	279	(9.1)		1.3
FBB and new services (1)	440	421	4.7		7.3	147	146	0.8		12.0
Voice & Access Revenues	325	378	(13.9)		(11.8)	101	126	(19.6)		(10.0)
Other	18	22	(17.7)		(15.6)	5	7	(26.4)		(17.6)
OIBDA	611	762	(19.9)		(17.9)	210	270	(22.2)		(13.9)
OIBDA margin	32.7%	40.4%	(7.7	p.p.)		35.0%	41.7%	(6.7	p.p.)
CapEx	332	401	(17.3)		(15.2)	124	142	(12.9)		(4.0)
OpCF (OIBDA-CapEx)	279	361	(22.7)		(20.8)	86	128	(32.6)		(24.8)

Notes:

•	OIBDA is presented before management and brand fees.
(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.
(2)	CapEx includes 28 million euros from the spectrum acquired in the second quarter of 2013 and 161 million euros in the third quarter of 2013.
(3)	Margin over revenues includes fixed to mobile interconnection.

TELEFÓNICA LATINOAMÉRICA

SELECTED FINANCIAL DATA BY COUNTRY (II)

Unaudited figures (Euros in millions)

	January - September					July - September
	2013	2012	% Chg		% Chg Local Cur	2013	2012	% Chg		% Chg Local Cur
PERU
Revenues	1,847	1,781	3.7		7.3	610	633	(3.7)		8.2
Wireless Business (1)	1,047	974	7.5		11.3	352	347	1.4		13.8
Mobile service revenues (1)	917	862	6.3		10.0	308	307	0.3		12.5
Data revenues	192	148	30.0		34.5	64	55	15.9		29.9
Handset revenues	131	112	17.1		21.1	44	40	10.4		23.9
Wireline Business	931	908	2.5		6.1	305	323	(5.6)		6.1
FBB and new services (2)	601	543	10.6		14.5	200	199	0.3		12.5
Voice & Access Revenues	315	347	(9.3)		(6.1)	101	118	(14.5)		(3.4)
Other	15	18	(15.5)		(12.6)	4	5	(28.2)		(17.2)
OIBDA	654	651	0.5		4.0	223	249	(10.5)		0.0
OIBDA margin	35.4%	36.6%	(1.1	p.p.)		36.6%	39.3%	(2.8	p.p.)
CapEx	206	232	(11.2)		(8.1)	78	109	(28.0)		(20.9)
OpCF (OIBDA-CapEx)	448	419	7.0		10.7	145	140	3.2		16.6
COLOMBIA
Revenues	1,273	1,324	(3.8)		2.1	422	445	(5.2)		6.5
Wireless Business	781	800	(2.3)		3.7	263	271	(2.9)		9.0
Mobile service revenues	721	745	(3.2)		2.8	242	253	(4.6)		7.1
Data revenues	179	181	(0.8)		5.3	60	62	(3.7)		8.0
Handset revenues	60	55	8.9		15.6	22	18	20.7		35.3
Wireline Business	492	524	(6.1)		(0.3)	159	174	(8.9)		2.6
FBB and new services (2)	261	265	(1.3)		4.8	85	86	(1.1)		11.3
Voice & Access Revenues	228	258	(11.5)		(6.1)	72	87	(17.5)		(7.1)
Other	2	1	107.8		120.7	1	0	176.2		n.m.
OIBDA	427	443	(3.6)		2.4	140	161	(13.0)		(2.4)
OIBDA margin	33.6%	33.5%	0.1	p.p.		33.2%	36.1%	(3.0	p.p.)
CapEx	200	163	22.6		30.2	92	72	26.9		39.5
OpCF (OIBDA-CapEx)	227	280	(18.9)		(13.9)	48	88	(45.7)		(37.1)
MEXICO
Revenues	1,178	1,174	0.3		(1.2)	373	398	(6.4)		(2.6)
Mobile service revenues	1,010	1,049	(3.7)		(5.2)	322	356	(9.7)		(6.0)
Data revenues	292	358	(18.5)		(19.7)	87	121	(28.4)		(25.3)
Handset revenues	168	125	34.4		32.4	51	42	20.4		25.4
OIBDA	207	299	(31.0)		(32.0)	67	114	(40.7)		(38.6)
OIBDA margin	17.5%	25.5%	(8.0	p.p.)		18.1%	28.5%	(10.4	p.p.)
CapEx	124	159	(22.1)		(23.3)	50	85	(42.0)		(41.0)
OpCF (OIBDA-CapEx)	82	140	(41.1)		(42.0)	18	28	(36.7)		(30.9)

Notes:

•	OIBDA is presented before management and brand fees.
(1)	Includes revenues from fixed wireless.
(2)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

TELEFÓNICA LATINOAMÉRICA

SELECTED FINANCIAL DATA BY COUNTRY (III)

Unaudited figures (Euros in millions)

	January - September					July - September
	2013	2012	% Chg		% Chg Local Cur	2013	2012	% Chg		% Chg Local Cur
VENEZUELA (1)
Revenues	2,435	2,305	5.6		45.5	935	795	17.6		55.1
Mobile service revenues	2,109	2,045	3.1		39.2	816	712	14.6		47.1
Data revenues (2)	693	766	(9.5)		38.5	239	258	(7.4)		42.6
Handset revenues	326	260	25.3		92.9	119	84	42.9		118.2
OIBDA	1,073	1,021	5.1		47.4	424	386	9.8		50.3
OIBDA margin	44.1%	44.3%	(0.2	p.p.)		45.3%	48.5%	(3.2	p.p.)
CapEx (3)	304	261	16.4		69.3	187	104	80.5		158.5
OpCF (OIBDA-CapEx) (3)	769	761	1.2		40.2	236	282	(16.2)		10.1
CENTRAL AMERICA (4)
Revenues	511	496	3.1		7.2	172	171	0.8		8.0
Mobile service revenues	476	449	6.1		10.3	161	154	4.1		10.9
Data revenues	124	99	25.1		30.8	43	36	21.2		30.4
Handset revenues	35	47	(25.4)		(22.4)	12	16	(25.0)		(24.2)
OIBDA	108	89	21.4		27.2	41	35	16.8		25.0
OIBDA margin	21.0%	17.8%	3.2	p.p.		23.8%	20.5%	3.3	p.p.
CapEx (5)	78	76	3.1		6.9	33	38	(15.0)		(9.6)
OpCF (OIBDA-CapEx) (5)	29	13	131.8		149.6	8	(3)	c.s.		c.s.
ECUADOR
Revenues	383	364	5.1		8.1	130	126	3.5		9.6
Mobile service revenues	347	328	5.7		8.7	119	115	3.3		9.4
Data revenues	108	100	8.4		11.4	36	35	2.5		8.5
Handset revenues	36	36	(0.7)		2.1	11	11	4.7		11.6
OIBDA	135	130	3.7		6.6	46	47	(2.1)		3.5
OIBDA margin	35.2%	35.7%	(0.5	p.p.)		35.5%	37.5%	(2.0	p.p.)
CapEx	48	45	7.7		10.7	21	23	(6.3)		(2.1)
OpCF (OIBDA-CapEx)	87	85	1.6		4.5	25	25	1.8		8.8
URUGUAY
Revenues	194	184	5.1		5.9	60	61	(2.0)		5.0
Mobile service revenues	184	176	4.6		5.4	57	58	(2.2)		4.7
Data revenues	71	65	9.3		10.2	22	22	0.5		7.5
Handset revenues	9	8	16.6		17.4	3	3	3.6		12.1
OIBDA	78	82	(4.9)		(4.2)	23	27	(15.6)		(9.1)
OIBDA margin	40.2%	44.5%	(4.3	p.p.)		38.3%	44.5%	(6.2	p.p.)
CapEx (6)	38	10	n.m.		n.m.	7	4	46.2		72.6
OpCF (OIBDA-CapEx) (6)	40	72	(45.1)		(44.7)	16	23	(27.7)		(25.0)

Notes:

•	OIBDA is presented before management and brand fees.
(1)	Reported figures include the hyperinflationary adjustments in Venezuela in both years. For comparison purposes and to facilitate the interpretation of the year-on-year changes vs. 2012, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.
(2)	Data revenues do not include hyperinflationary adjustments.
(3)	CapEx includes 32 million euros from the spectrum acquired in the third quarter of 2012.
(4)	Includes Guatemala, Panama, El Salvador, Nicaragua and Costa Rica.
(5)	CapEx includes 5 million euros from the spectrum acquired in Nicaragua in the first quarter of 2012.
(6)	CapEx includes 23 million euros from the spectrum acquired in the first quarter of 2013.

03

TELEFONICA EUROPE1

Telefónica Europe continued progressing on its transformation journey towards a more sustainable business model to enhance its competitive profile and lead a changing market environment.

In this context, Telefónica Europe in the third quarter of 2013 has continued to innovate in its customer approach, based on a renewed simple and data-centric proposition gradually away from subsidies, enhancing once again its offer with the launch of new high speed mobile services 4G, which strengthens its market positioning.

In the third quarter of 2013 Telefónica España enhanced its commercial offer with an improved value-for-money and quality proposition leveraged on core differential levers as fibre, 4G and pay TV; Telefonica UK completed the launch of “Refresh” tariffs in all direct channels and introduced a new 4G proposition; and Telefónica Germany launched new smartphones & tariff bundles attached to high value tariffs, while “O2 Blue” proposition continued to drive mobile data growth.

All this actions contributed to improve the commercial momentum and the profitability level, allowing the Company to deliver a sequential improvement in the year-on-year revenues trend and a year-on-year organic growth of OIBDA margin for a fourth consecutive quarter.

Telefónica Europa’s total customer base reached 101.9 million accesses at the end of September (-1% year-on-year), affected by the disposal of assets relating to the fixed consumer business in Telefónica UK in the second quarter of 2013 (720 thousand accesses) and the disconnection of 114 thousands accesses of inactive mobile contract customers in the first quarter of 2013 in Czech Republic. Main operating highlights are:

•	The mobile customer base stood at 70.5 million (stable year-on-year) with the contract segment increasing its weight over the total (60% of the base; +1 percentage points year-on-year). Amid a highly competitive environment, mobile net additions improved sequentially and reached 156 thousand customers in the third quarter, as a result of strong contract net adds (+188 thousand accesses; +624 thousand in the first nine months, excluding the above mentioned disconnections) and a significantly improved performance in the prepaid segment (-32 thousand accesses; -275 thousand in the second quarter).

•	Mobile broadband accesses maintained a very positive evolution to stand at 28.1 million customers at the end of the quarter, growing 17.2% year-on-year, as a result of the success of the renewed commercial proposition built on increased data usage, which drove a sharp increase in smartphone adoption (40% penetration at the end of September; +8 percentage points year-on-year).

•	Retail fixed telephony accesses fell 6% year-on-year to 15.0 million at the end of September, impacted by the disposal of the fixed asset in Telefonica UK in the second quarter (-209 thousand accesses), while retail fixed broadband accesses stood at 9.0 million accesses (-5% year-on-year) affected also by the aforementioned effect of Telefónica UK (-511 thousand accesses).

It should be reminded that from May 1st 2013, Telefónica Europe excludes the financial results of its fixed consumer business sold by Telefónica UK.

Revenues reached 20,100 million euros in the first nine months of the year (-8.8% year-on-year in organic terms; -10.7% reported), improving their performance in the third quarter (-7.1% year-on-year in organic terms; -9.8% reported) and consolidated the year-on-year recovery path in their evolution, despite a strong regulatory impact related to the interconnection rate cut in July in Spain.

[1]	Organic growth: In financial terms it assumes constant average January–September 2012 exchange rates and excludes changes in the perimeter of consolidation, the sale of non-strategic towers and value adjustments in T. Ireland and the value adjustment of T. Czech Republic. CapEx excludes investment in spectrum.

Excluding the impact from regulation (mobile termination and roaming rate cuts) revenues would decline 6.6% year-on-year in January-September in organic terms, showing an improved trend compared to previous quarters (-7.7% y-o-y in the first six months of the year).

Mobile data revenues were almost flat in organic terms in the first nine months of the year and in the quarter (-0.2% year-on-year and -0.6% respectively), accounting for 44% of mobile service revenues (+4 percentage points year-on-year). Non-SMS data revenues driven by mobile data propositions continued posting a solid performance growing 10.0% over the first nine months of 2012 in organic terms (+8.8% in the quarter). As a result, non-SMS data revenues accounted for 64% of total data revenues (+6 percentage points year-on-year).

Operating expenses (13,150 million euros in the first nine months of 2013) decreased 9.9% year-on-year in organic terms (-12.4% reported) and 7.3% in the third quarter (-10.8% reported), on higher efficiencies across footprint stemming from the on-going optimization of resources and simplification of the operational model. Operating expenses breakdown is as follows:

•	Supplies dropped 12.0% in organic terms vs January-September 2012, mainly driven by lower interconnection costs, and to a lesser extent, by the new commercial strategy of subsidies in Spain. In the third quarter, supplies declined 6.4% in organic terms, mainly reflecting a year-on-year increase in the UK.

•	Personnel expenses up to September fell 4.1% in organic terms and 5.6% in the third quarter, as a result of the savings from the restructuring plans in Spain, Czech Republic and the UK. It is also worth to note the restructuring provisions that were recorded in the UK (8 million euros in the first quarter and 2013 and 40 million in the second quarter), in Czech Republic (14 million euros in the first quarter of 2013 vs 7 million euros in the first quarter of 2012 and 2 million in the second quarter) and in Ireland (1 million euros in the first quarter of 2012 and 6 million in the second quarter).

•	Subcontract expenses declined 10.6% year-on-year in organic terms in the first nine months to September, due to the reduction in commercial costs and savings in IT and network costs. In the third quarter, subcontract expenses decreased 11.1% in organic terms.

OIBDA amounted to 7,369 million euros in the January-September period, posting a 4.8% year-on-year organic decline (-7.1% reported), and maintaining a similar trend than in the first half of the year (-4.5% year-on-year organic).

OIBDA performance up to September 2013 was affected by the following impacts: the value adjustment of Telefónica Czech Republic (-56 million euros in the third quarter), the above mentioned restructuring expenses in the UK and Czech Republic, the adjustment in the value of Telefónica Ireland (-16 million euros) and the capital gain from the disposal of assets relating to the fixed consumer business in Telefónica UK (73 million euros in the second quarter). In the first nine months of 2012 OIBDA was impacted by: restructuring expenses in Ireland and Czech Republic already mentioned, the sale of non core assets in Spain (28 million euros in the first quarter and 16 million euros in the third quarter) and Czech Republic (9 million euros in the first quarter) and the sale of applications in Spain (18 million euros in the second quarter).

OIBDA margin stood at 37.3% in the third quarter, improving 0.7 percentage points year-on-year in organic terms, thanks to the strong cost control and despite top line pressures. OIBDA margin reached 36.7% in the January-September period (+1.6 percentage points year-on-year in organic terms).

CapEx stood at 2,804 million euros in the first nine months of the year and included spectrum in the UK (716 million euros) and the license spectrum extension in Spain (69 million euros). In organic terms, CapEx was 14.5% lower vs the first nine months of 2012, reflecting the prioritization in investment allocation, the efficiencies from the network sharing agreements and the on-going focus in growing areas (fibre, 3G and 4G).

Operating cash flow (OIBDA-CapEx) reached 4,565 million euros up to September, virtually stable compared with the same period of 2012 (-0.6% organically).

Telefónica España

Third quarter results confirm the gradual recovery of Telefónica España’s business, with progressive stabilisation of the year-on-year revenue decline and sequential improvement on OIBDA in absolute terms and profitability. This stabilisation is underpinned by the benefits of the deep transformation process undertaken by the Company, allowing to strengthen its competitive positioning and to lead the growth of the convergent market and the development of fibre services, amid a highly competitive backdrop.

One year after its launch, “Movistar Fusión” maintained a solid commercial performance, reaching 2.6 million customers at the end of September, accounting for 52% of fixed broadband customers and 39% of mobile contract customers in the residential segment (including additional mobile lines, which exceeded one million lines). Noteworthy once again was the steady improvement in the percentage of new customers and customers taking new services, reaching 60% of “Movistar Fusión” gross additions in the third quarter. Additionally, the on-going focus on the service quality improvement continue helping to increase customer satisfaction and loyalty, as reflected in the positive performance of churn across services.

Fibre services, boosted by the success of “Movistar Fusión”, continued to grow despite the seasonality of the summer months, with net additions in the quarter of 63 thousand accesses, slightly above the figure for the previous quarter and double that obtained in the third quarter of 2012. As a result, the number of fibre accesses totalled almost half a million as of September, doubling the figure year-on-year, while households passed stood at 3 million (1.5x compared with September 2012).

Against this backdrop, and with the aim of improving its offer quality premium and continuing to lead the market, Movistar has revamped its service portfolio increasing the value for the customer. This renewal is based on three key levers: “Movistar Fusión”, fibre and the high-speed mobile service 4G.

•	“Movistar Fusión” convergent catalogue is renewed with no price increase including: i) 4G mobile service in all modalities ii) unlimited calls on the customer’s main mobile line in “Movistar Fusión 4G” and “Movistar Fusión Fibra Máxima” and on the additional mobile line which can be contracted, iii) “Movistar TV Mini” service (with 7 channels) in the fibre-based “Movistar Fusión” offerings.

•	In the mobile-only tariffs’ catalogue, the 4G service is included in the “Movistar Total” tariff and the mobile data allowance was raised from 1 GB to 1.5 GB. In addition, the Company launched “Movistar 20”, a new tariff aimed at customers with an average consumption, including 4G service, 250 minutes of calls, 1 GB of browsing and 500 text messages, thus covering all the customer’s needs. With all these tariffs the customer has the option of contracting an additional volume of data at the highest speed (1GB for 10 euros/month).

•	On the other hand, the Company eliminated the permanence commitment in all mobile contract portfolio (“Movistar Total”, “Movistar Cero” and “Movistar 20”) for both new and existing customers and launched a new loyalty programme, which replaced the previous one, offering customers certain benefits to obtain discounts on a wide range of services.

It should be noted the positive uptake for this revamped offering, with an improvement trend observed since its launch in the operating performance of broadband, pay TV and mobile contract accesses. However, the launch took place in mid-September so the effects of this renewal are not yet visible in the Company’s commercial performance in the third quarter.

Thus, in October Telefónica began offering 4G mobile service, based on the roaming agreement signed with Yoigo and the beginning of its own 4G network roll out on the 1,800MHz band, with the aim of providing LTE coverage at the end of 2013 to almost 50% of Spain’s population.

Total revenues (fixed + mobile) excluding handset sales, the Company focus in a market with a higher weight of convergent offers, declined 11.2% year-on-year in the third quarter, affected by the sharp 60% reduction in the mobile termination rate in July. Excluding the impact from interconnection and roaming, total revenues (fixed + mobile) excluding handset sales maintained their progressive improvement, falling 8.8% year-on-year in the quarter (-9.6% in the second quarter and -10.5% in the first).

The OIBDA margin for the July-September period stood at 50.2%, a year-on-year and quarter-on-quarter improvement in organic terms (+3.2 percentage points and +1.7 percentage points, respectively). This high level of profitability, a benchmark in the sector, underlines the savings achieved as a result of the several measures implemented in recent months to improve efficiency. The most notable are: the simplification of the commercial and operating model, the containment of personnel expenses, the improvement in service quality and customer satisfaction and the benefits of Telefónica’s scale.

At the end of September, Telefónica España managed a total of 42.0 million accesses (-4% year-on-year). In the fixed business:

•	Retail fixed telephony accesses (-4% year-on-year) posted a net loss in the quarter of 159 thousand accesses, slightly lower than in the previous quarter, thanks to a better churn performance. In the first nine months of the year, however, the net loss of accesses was 14% lower compared to the same period of the previous year.

•	Retail fixed broadband accesses grew 4% year-on-year at the end of September, with net additions of 17 thousand accesses in the third quarter, below that of the second quarter, reflecting lower gross additions affected by a more competitive environment and seasonality, not offset by the continued improvement in churn (1.5% in the quarter; -0.4 p.p. y-o-y). In the first nine months, net additions stood at 103 thousand accesses, boosted by the success of “Movistar Fusión.” This represents a remarkable improvement on the figure reported for the same period a year earlier (-29 thousand accesses).

Effective broadband ARPU stood at 25.2 euros in the third quarter and fell 7.0% year-on-year, decelerating its year-on-year decline for the fourth consecutive quarter (-7.6% y-o-y in the second quarter). This improvement was supported by the migration of customers to the new tariffs and the improved customer mix with an increasing weight of fibre customers. Nevertheless, since the launch of “Movistar Fusión”, the ARPU of individual services is less representative, as it is affected by the defined allocation of convergent product revenues between the fixed and mobile businesses.

Fibre customers, who have higher ARPU and better satisfaction and loyalty levels than ADSL customers, maintained a noteworthy pace of growth, with net additions of 63 thousand accesses in the quarter, doubling the figure at the end of September 2012. The number of households connected reached 494 thousand, doubling year-on-year and representing 17% of households passed with this technology (3 million). It should be highlighted that the Company’s firm commitment to capture the growth of this new market is reflected in the renewal of its commercial offer and the acceleration of its fibre roll out, with the aim of achieving approximately 3.5 million households passed by the end of 2013.

•	Pay TV accesses improved their performance compared to the previous quarter and reduced by 23 thousand in the quarter, posting a 29% lower net loss than in the same quarter of 2012, positively impacted by the promotion of “Movistar TV Familiar” for 10 euros up to 31 August.

Highlights at the wireless business:

•	Total mobile accesses stood at 19.4 million, down 8% year-on-year, with the contract segment now accounting for 77% of the total (+2 percentage points year-on-year) and smartphone penetration on the mobile access base reaching 47% (+13 percentage points year-on-year).

The contract net loss in the quarter stood at 145 thousand accesses, similar to the previous quarter (-140 thousand accesses) and 18% lower than in the same quarter of 2012, affected by a more competitive market which caused a worsened net portability balance. However, the quarterly performance of migrations from the prepay segment and the capture of new customers continued their positive trend, reflecting the enhanced attractive of the new contract portfolio.

•	Total churn stood at 2.1% in the quarter and contract churn stood at 1.8%, both stable compared with the previous quarter.

•	In terms of portability, Telefónica España registered a negative net contract balance of 211 thousand accesses (174 thousand in the second quarter of 2013), mainly reflecting the migration of low-value customers to competitors’ convergent offers. However, the higher net loss in the quarter reflects the decline in portability gross additions in a market with an intensified competition.

•	ARPU in the third quarter declined by 18.8% year-on-year (-14.1% in the second quarter), impacted by the 60% reduction in the mobile termination rate since 1 July, additional to the cuts implemented in April 2013 (-13%) and October 2012 (-8%). The performance of ARPU reflected lower usage by customers and the lower prices of the new tariff portfolio. It is worth noting that the ARPU of individual services is less representative following the launch of “Movistar Fusión”, as it is affected by the defined allocation of convergent product revenues between the fixed and mobile businesses.

Revenues amounted to 9,763 million euros in January-September, down 14.1% year-on-year, was impacted by the sharp drop in revenues from handset sales due to the removal of subsidies in March 2012 (-55.0% year-on-year). In the quarter, revenue performance improved (-12.1% year-on-year) mainly due to a lower y-o-y decline of handset revenues (-32.8% in the quarter) which reflected a more homogeneous year-on-year comparison, and to a better performance of revenues in the fixed business.

Excluding handset sales, revenues in the first nine months of 2013 amounted to 9,402 million euros (-11.0% year-on-year), and posted a 11.2% year-on-year decline in the third quarter, impacted by the 60% reduction in the mobile termination rate on 1 July. Excluding the regulation impact, these revenues fell 8.8% year-on-year, improving their pace of decline compared to previous quarters (-9.6% in the second quarter and -10.5% in the first).

•	Fixed line revenues in the first nine months fell 7.9% year-on-year, with a better performance in the quarter (-5.2% year-on-year) that reduced their pace of decline for the third quarter in a row on the back of the improved commercial activity fostered by “Movistar Fusión” and the development of fibre services.

•	Mobile business revenues in January-September declined 21.3% year-on-year (-19.7% in the quarter), significantly affected by the aforementioned reduction in revenues from handset sales.

Mobile service revenues in the first nine months declined 14.8% year-on-year and 18.3% year-on-year in the third quarter, reflecting the cut in the mobile termination rate in July mentioned earlier. Excluding the impact of the cut in mobile termination rates and roaming, mobile service revenues declined 13.7% year-on-year in the quarter, posting a higher decline than in the second quarter (-10.7%) mainly due the lower impact from the loyalty programme and the evolution of the customer base.

Operating expenses amounted to 5,257 million euros in January-September, down 19.4% year-on-year (-15.8% in the third quarter). Commercial costs reduction continued to be noteworthy (-34.2% year-on-year; -27.2% in the quarter) as a result of the new commercial model that eliminates handset subsidies. By component:

•	Supplies (1,828 million euros) in the first nine months fell 26.9% year-on-year (-21.1% in the third quarter), primarily due to lower mobile equipment costs as a consequence of the new commercial policy, and to lower interconnection costs.

•	Subcontracting expenses (1,540 million euros) in January-September fell by 23.4% year-on-year (-23.9% in the quarter), reflecting lower expenses of subsidies and commissions, and the savings from the simplification carried out by the Company. Especially notable are the commercial offer and processes simplification, the redefinition of the distribution channel and call centres and the insourcing of activities.

•	Personnel expenses in the first nine months (1,604 million euros) were down 5.7% year-on-year (-4.0% in the quarter) as a result of the savings derived from the redundancy programme (126 million euros, 44 million euros in the quarter) and from the temporary suspension of the Company’s contribution to the pension plan since April (44 million euros, 19 million euros in the quarter). At the end of September, Telefónica España’s headcount totalled 30,226 employees (-4.8% year-on-year).

OIBDA in the first nine months of 2013 totalled 4,736 million euros, reaching an OIBDA margin of 48.5% (+4.0 percentage points year-on-year in organic terms) despite the pressure on revenues. In the third quarter the margin stood at 50.2% (+3.2 percentage points year-on-year in organic terms; +1.7 percentage points compared with the previous quarter).

In organic terms (excluding the positive impact from the sale of non-strategic towers in 2012), OIBDA consolidates an stabilisation of its year-on-year decline, and fell 6.1% in the quarter and 6.4% in the first nine months (-7.2% reported).

It should be noted that the year-on-year performance of OIBDA is affected by the positive impact of the sale of non-strategic towers in the first and third quarters of 2012 (28 million euros and 16 million euros, respectively) and the disposal of applications in the second quarter of 2012 (18 million euros).

CapEx amounted to 909 million euros in the January-September period (-22.9% year-on-year), reflecting the high level of investment’s efficiency as a result of the improvements in quality and complaint indexes and enhanced efficiency in IT. At the same time, the Company continued to prioritise the investment devoted to consolidate network quality, accelerating the roll-out of fibre and fostering LTE deployment.

In organic terms, excluding the impact of the extension of spectrum licenses for the 900 MHz band, booked in the second and third quarters of 2013 (65 and 4 million euros, respectively), CapEx in the first nine months of 2013 fell 28.8% year-on-year.

As a result, operating cash flow (OIBDA-CapEx) totalled 3,827 million euros in the January-September period, growing 0.4% year-on-year in organic terms.

Telefónica UK (year-on-year changes in local currency)

In the third quarter of 2013, Telefónica UK maintained a solid trading momentum supported by “Refresh” tariffs, showing both revenue and OIBDA growth in the quarter.

On August 29th, Telefónica UK launched its LTE, high speed mobile service in three major cities, including London and further eight cities have now gone live. The commercial proposition is focused on providing an outstanding customer experience through network excellence and exclusive content (twelve months free music with video download), which is starting to deliver encouraging signs in terms of data consumption.

The “Refresh” proposition, launched in the second quarter of 2013, remains unique in the market and was available to all direct channels since the 18th of July. This proposition is showing promising results, with increasing commercial traction in the third quarter (53% of contract commercial activity is being done under the “Refresh” proposition) while also improving tariff subscription and customer satisfaction. Additionally, “Refresh” is a vehicle to improve distribution dynamics in the market towards more efficient direct channels.

From the 1st of May, Telefónica UK excludes the financial results of its fixed consumer business (93 million euros in revenues in the period January-September 2012 and 0.5 million euros in OIBDA vs. 35 million euros of revenues in January-April 2013 with no relevant OIBDA contribution).

Total accesses grew 1% year-on-year to reach 23.7 million at the end of September 2013 despite the impact from the disposal of the fixed assets (720 thousand accesses: 209 thousand in fixed telephony accesses and 511 thousand in fixed broadband accesses).

Operating highlights are:

•	The solid mobile contract customer base growth (+9% year-on-year) drive total mobile customers to grow 4% year-on-year reaching 23.4 million at the end of September. The contract mix accounted for 54% of the mobile base, increasing 2 percentage points year-on-year.

•	The success of the “Refresh” proposition and the launch of 4G services is reflected in the strong contract net additions, 219 thousand in the quarter (+6% year-on-year) and 761 thousand in the first nine months to September (+12% year-on-year). Prepay net additions improved in the quarter in a declining prepay market, leading to total net additions of 303 thousand in the third quarter and 563 thousand in the January-September period.

•	The successful management of customer loyalty enabled Telefónica UK to again deliver market leading contract churn below 1.0% (0.1 percentage points better year-on-year in the quarter). In the first nine months contract churn improved by 0.1 percentage points to 1.0%. Total churn was 0.4 percentage points better year-on-year in the quarter and declined to 2.3% (0.5 percentage points better in the nine months to September) in the quarter and in the nine months to September.

•	Smartphone penetration continued to grow and reached 48% by the end of the third quarter (+5 percentage points year-on-year).

•	Blended ARPU[2] declined 8.5% year-on-year in the third quarter and in the first nine months of the year. Excluding regulation, ARPU was 6.8% lower year-on-year in the third quarter (-5.9% year-on-year in the period to September), negatively impacted by the “Refresh” model (higher handset revenues recognition as handset sales are recorded upfront and lower service revenues as a result). Voice ARPU ex regulation declined 7.7% year-on-year in the quarter (-8.3% in the January-September period). Data ARPU was down 5.9% in the third quarter (-3.5% year-on-year in the first nine months).

Revenue growth accelerated in the third quarter to 3.1% year-on-year, amounting to 4,950 million euros in the January-September period (-0.8% year-on-year), reflecting the benefit of “Refresh” which contributed with 9.2 percentage points to revenue growth in the third quarter (4.9 percentage points in the nine months to September).

Mobile service revenue showed a year-on-year decline of 4.9% in the quarter and totalled 4,123 million euros in the nine months to September (-5.5% year-on-year). Excluding the impact of mobile termination rate cuts and roaming regulation, as well as the impact of the new commercial model, mobile service revenues decreased 1.5% year-on-year in the first nine months (-0.9% in the third quarter).

Non-SMS data revenue showed strong growth of 7.9% year-on-year in the period to September (+2.7% in the third quarter) accounting for 50% of data revenues in the first nine months (+4 percentage points year-on-year).

Data revenue declined 0.4% year-on-year in the nine months to September (-2.3% in the third quarter) due to on-going decline of SMS revenues. Data revenues account for 53% of mobile service revenues in the first nine months (+3 percentage points year-on-year).

Telefónica UK continued to drive maximum efficiencies and has maintained a flat level of operating expenses year-on-year (-0.5% in January-September period and +3.0% in the third quarter) despite the higher supply expenses in the third quarter (+10.1% year-on-year; -1.3% in the first nine months). The performance of supply expenses in the quarter is affected by the recognition in the third quarter of 2012 of the positive impact from the outcome of the Court of Appeal’s ruling (did not allow variable wholesale termination charges for calls to 080, 0845 and 0870 numbers) while these expenses decline year-on-year in the nine months on lower interconnection costs. Personnel expenses grew 8.5% year-on-year in the nine months to September as costs were affected by the exceptional effects related to the restructuring expenses (40 million euros recorded in the second quarter and 8 million euros in the first quarter) reversing a previous growing trend in the third quarter (-14.1% better) due to the outsourcing of the customer service. External services declined 2.3% year-on-year in the January-September period (-8.0% in the third quarter) on lower commercial costs as “Refresh” proposition is based in a no-subsidy approach.

OIBDA grew 5.4% year-on-year in the first nine months of the year, and totalled 1,195 million euros (+3.7% in the third quarter). Year to date performance was impacted by the capital gain of 73 million euros from the disposal of assets related to the fixed consumer business in the second quarter.

OIBDA margin stood at 25.5% in the third quarter (+0.2 percentage points year-on-year) and 24.1% in the nine months to September (+1.4 percentage points year-on-year), positively impacted by the “Refresh” proposition while the Company continues to direct its commercial investments towards a more sustainable direct distribution model.

CapEx amounted to 1,238 million euros in the first nine months (+0.7% year-on-year excluding spectrum acquisition of 716 million euros). The increased investments in the joint deployment of LTE continued with the fastest network rollout of LTE in the UK.

[2]	Revenues from the “Refresh” model are not being reported under mobile service revenues and are instead reported in hardware revenues, thus smartphone device sales are not being reflected in ARPU.

Telefónica Germany

In the third quarter of 2013, Telefónica Germany maintained the focus on its data-centric business model with strong push to data monetisation in a more dynamic competitive environment. The German market showed a high level of commercial activity around bundles (smartphone & service tariffs) and LTE.

In this context, Telefónica Germany has taken the appropriate investment decisions, with commercial activities centered on retention and focused on contributing to the continuous value enhancement of the customer base.

Telefónica Germany’s total access base remained stable year-on-year at 25.4 million at the end of September 2013. Main operating highlights are:

•	Mobile accesses totalled 19.6 million accesses (+2% year-on-year) with contract mix improving 1 percentage point year-on-year to 53%. Contract customers grew 4% year-on-year while the prepaid customer base remained almost stable versus the same quarter of the previous year.

•	Smartphone penetration increased 6 percentage points year-on-year and reached 30% at the end of September 2013 with the adoption of LTE-enabled handsets improving (approximately 55% of total shipments in the third quarter vs. 40% in the second quarter), which is an encouraging trend for further data monetisation.

•	The Company has been able to improve its mobile commercial traction in the quarter with total net additions almost doubling the figure achieved in the previous quarter (165 thousand vs. 87 thousand in the second quarter). Contract net additions in the quarter totalled 55 thousand (207 thousand in the first nine months of the year) in a very competitive market, with continued success of the new “O2 All-in Blue” portfolio. Prepay net additions improved strongly sequentially to 110 thousand in the quarter versus 27 thousand in the second quarter, to reach 69 thousand in the first nine months of the year, mainly driven by secondary brands and take-up of smartphone tariffs.

•	Contract churn continued its positive progression, improving 0.1 percentage points year-on-year to 1.3% in the quarter thanks to the successful management of the high value customer base, including retention and focused tariff migration activities which improved the quality of mobile contract base. In the first nine months of the year improved 0.1 percentage points to 1.4%.

•	Mobile ARPU in the first nine months declined 7.9% year-on-year (-8.2% in the quarter). Excluding mobile termination rate cuts ARPU declined 4.1% up to September and 4.4% in the July-September period on the back of continuous tariff renewals to lower pricing levels and the general trend of SMS substitution, affecting mostly SMS incoming revenues. ARPU erosion excluding MTRs posted a stabilising performance in the year-on-year rate of decline (-4.4% in the third quarter vs. -4.5% in the second quarter). This performance is mainly driven by an improved tariff mix within the “O2 All-in Blue” portfolio, the lower dilution from long-term contract renewals within the customer base and a lower negative impact from SMS substitution in the market, which is mostly impacting incoming ARPU.

•	Data ARPU grew 0.8% in the first nine months of the year (stable year-on-year in the third quarter) despite the negative impact of further deceleration in SMS. The introduction of “All-in Blue” propositions and regulatory measures continued to pressure voice ARPU (-14.9% year-on-year in the first nine months of the year) though improving sequentially in the third quarter (-15.0% year-on-year vs. -15.8% year-on-year in the second quarter) on increasing smartphone penetration.

•	Retail broadband fixed internet accesses declined by 29 thousand in the quarter, posting an improvement over the previous quarter (-40 thousand) leveraged on good adoption of VDSL proposition, and amounted 2.3 million at the end of September (-7% year-on-year).

Revenues up to September totalled 3,671 million euros (-5.2% year-on year; -7.0% year-on-year in the third quarter). Excluding the impact from mobile termination rate cuts, revenues declined 2.8% in the first nine months of the year (-4.6% in the third quarter).

Mobile service revenue reached 2,246 million euros in the first nine months of 2013 (-4.8% year-on-year; -5.7% year-on-year in the third quarter). Excluding mobile termination rate cuts, mobile service revenue declined 0.9% (-1.8% in the third quarter). This performance is the result of the continued above-mentioned ARPU dilution as well as the lower trading activity versus 2012 in the contract segment. Despite this performance, sequential year-on-year deterioration is lower vs. the previous quarter as a result of lower ARPU erosion from contract tariff renewals.

Non-SMS data revenue grew 20.2% year-on-year in the third quarter (+22.9% year-on-year in the first nine months) with non-SMS data representing 68% of total data revenues, (+10 percentage points year-on-year). As a result, mobile data revenues grew 3.0% in the quarter (+4.3% in the first nine months of the year), accounting for 48% of mobile service revenues (+4 percentage points year-on-year).

Handset revenues grew 2.1% year-on-year in the first nine months of the year, but changed the trend in the third quarter declining 11.0% year-on-year as a consequence of different timings of device launches, specific bundles with high value mobile data tariffs.

Fixed revenues improved their trend in the third quarter to -8.1% year-on-year and reached 938 million euros in the first nine months of the year (-9.5% year-on-year) as a result of the slowdown in DSL disconnections and the increasing adoption of VDSL.

OIBDA totalled 918 million euros in the first nine months of the year, declining 6.8% year-on-year and 12.0% year-on-year in the third quarter. This performance in July-September period reflected revenue flow-through and increasing commercial investments, mainly related to retention activities in the mobile business and selective promotions of devices bundled high value tariffs that support the mobile data monetization strategy.

OIBDA margin reached 25.7% in the third quarter (-1.5 percentage points year-on-year) and 25.0% in the first nine months of 2013 (-0.4 p.p. year-on-year).

CapEx in the nine months to September amounted to 468 million euros, an increase of 3.4% year-on-year, focusing efforts in the development of the LTE network, which more than doubled last year’s figure.

Telefónica Czech Republic (year-on-year changes in constant currency)

In the third quarter of the year, Telefónica Czech Republic continued focused on pushing the “Free” and “Vario” tariffs that have changed the market rules addressing customers’ needs and maintaining the commercial momentum in mobile.

4G spectrum auction will take place in Czech Republic in mid-November and the Company will take part in it while contesting certain discriminatory conditions of the Czech auction in court.

The Company is also pushing VDSL as a key area of growth and adding value to customers with Pay TV with a renewed and enhanced service platform.

In the meantime, the continued focus on efficiencies and the implementation of a simplified operating model are already bearing fruit with OIBDA margin at a high level and improving versus the previous quarter.

Telefonica Slovakia keeps its strong subscriber’s growth and is further increasing its contribution to the Group financial performance.

Worth to highlight, that in order to continue bringing significant benefits to customers and to drive further resources optimisation, especially in service quality and coverage, Telefónica Czech Republic reached an agreement at the end of October regarding the consolidation of its current 2G and 3G mobile network with T–Mobile Czech Republic.

Total accesses, including Slovakia, grew 1% year-on-year to 9.3 million at the end of September 2013 (affected by the disconnection of 114 thousand accesses of inactive mobile contract customers in the first quarter of 2013 in Czech Republic). Operating highlights in the mobile business include:

•	Total mobile customer base in the Czech Republic increased 1% year-on-year and reached 5.1 million at the end of the quarter, despite the above mentioned disconnections, with incremental weight of the contract base that totalled 63% of total base (+0.5 percentage points year-on-year).

•	Contract net additions reached 22 thousand in the third quarter of 2013 affected by higher churn in the business segment to amount 117 thousand in the first nine months of 2013 when excluding disconnections, on the back of continuous success of the “FREE” and “Vario” tariffs. Total net additions amounted to 105 thousand in the first nine months excluding the adjustment while in the quarter net losses totalled 7 thousand, due to higher prepay churn in the quarter driven by the most price-sensitive customers migrating to MVNO’s operators.

•	The total number of customers in Slovakia continues growing at high path, reaching 1.5 million customers at the end of the quarter (+14% year-on-year), with the contract base growing at 21% year-on-year and already representing 50% of the base (+3 percentage points year-on-year). Total net additions in the nine months to September 2013 totalised 117 thousand (68% in contract) and 43 thousand in the third quarter (70% in contract).

•	Contract churn in the quarter stood at 1.1% (+0.1 percentage points year-on-year) and total churn at 2.1% (+0.5 percentage points year-on-year), due to higher prepay churn, driven by the on-going migration from prepay to contract and the above mention customers migration to MVNO’s operators.

•	Smartphone sales represented 65% of total handset sales in the quarter while smartphone penetration grew 11 percentage points year-on-year to reach 23% at the end of September 2013.

•	ARPU declined 18.7% year-on-year in the quarter and 16.2% in the first nine months of the year, strongly affected by mobile termination rate cuts (-10.9% year-on-year in the quarter and 9.9% in the first nine months of the year excluding that impact). Year-on year performance is explained by the ARPU dilution in the business segment. Voice ARPU accelerated its sequential year-on-year declining trend due to MTR cut in July and spend deterioration in business segment while data ARPU is growing year-on-year in the quarter as “Free” tariffs are driving data growth.

Highlights of fixed business were:

•	Fixed telephony accesses reached 1.4 million at the end September and net losses continued slowing down in the quarter (-26 thousand net losses in the third quarter vs. -30 thousand in the second quarter) to amount 88 thousand in the first nine months of the year.

•	Retail broadband internet accesses remained stable compared to the previous year, despite the highly competitive environment and amounted 889 thousand at the end of September. VDSL continued growing and already represents 80% of addressable xDSL residential base. The number of VDSL customers grew by 26 thousand in the quarter and 76 thousand in the first nine months of the year.

•	Pay TV customers grew 6% year-on-year, reaching 148 thousand, after recording 5 thousand net additions in the quarter (vs. 1 thousand in the first half of the year), with the new IPTV platform helping to manage churn and spend dilution.

Revenues for the Czech Republic and Slovakia reached 1,382 million euros in the first nine months of the year (-6.0% year-on-year; -7.6% in the third quarter). Excluding mobile termination rate cuts, quarterly revenues were -3.1% year-on-year and -1.9% in the first nine months, with trends decelerating in both, mobile and fixed segments.

Mobile service revenues amounted to 739 million euros in the January-September period (-9.2% year-on-year; -11.7% in the third quarter). Excluding the impact of regulation, mobile service revenues declined 2.1% year-on-year in the first nine months of the year (-3.9% year-on-year in the third quarter), affected by business segment performance and ARPU dilution from the high-end migrated customers to the new tariffs as well as further optimisation of the prepay base. However, the impact of spend dilution from migrated customers to “Free” tariffs is fading out since the high spender customers have already migrated. On the bright side, mobile data revenues accelerated their year-on-year growth trend in the third quarter (+7.5% year-on-year vs. +2.8% in the second quarter) driven by the solid performance of non-SMS data revenues (+31.0% year-on-year in the third quarter and +22.0% year-on-year in the nine months to September).

Mobile service revenues in Slovakia posted a solid increase of 7.4% year-on-year in the first nine months of the year, largely impacted by mobile termination rate cuts and 6.9% year-on-year in the third quarter (improving versus 4.7% year-on-year increase in the second quarter).

Fixed revenues totalled 590 million euros in January-September 2013 (-4.1% year-on-year; -3.9% year-on-year in the third quarter) affected by lower ICT revenues.

The Company continued to focus on efficiency with a simplified operating model already showing lower billing, commissions, personnel and network costs. As a result, operating expenses in Czech Republic decreased 4.6% year-on-year in the nine months to September (-6.8% year-on-year in the third quarter).

OIBDA reached 545 million euros decreasing by 9.5% year-on-year in the first nine months, showing an improving trend in the quarter to -7.5% year-on-year. It should be highlighted that the first quarter of the year was negatively impacted by restructuring expenses of 14 million euros (9 million euros in the first half of 2012 which was offset by the positive impact of 9 million euros from the sale of non-core assets).

As a result, OIBDA margin in the third quarter was stable despite intensified revenue pressure and stood at 41.9%, reaching 39.4% in the first nine months of the year (-1.5 p.p. year-on-year).

CapEx totalled 134 million in the first nine months of the year (-13.2% year-on-year), with the Company focusing on growth areas like 3G capacity extension, LTE, IPTV and VDSL.

TELEFÓNICA EUROPE

ACCESSES

Unaudited figures (thousands)

	2012		2013
	September	December	March	June	September	% Chg
Final Clients Accesses	97,423.4	97,575.5	96,861.8	95,885.0	95,775.9	(1.7)
Fixed telephony accesses (1) (2)	15,948.2	15,849.3	15,653.0	15,227.6	15,017.1	(5.8)
Internet and data accesses	10,026.4	10,065.4	10,027.0	9,488.5	9,457.0	(5.7)
Narrowband	470.2	444.1	432.1	419.2	401.1	(14.7)
Broadband (3)	9,510.7	9,576.2	9,548.1	9,027.7	9,014.4	(5.2)
Other (4)	45.5	45.1	46.8	41.6	41.5	(8.9)
Mobile accesses	70,484.7	70,751.5	70,329.6	70,347.6	70,503.4	0.0
Prepay	28,837.8	28,680.4	28,229.6	27,954.6	27,922.7	(3.2)
Contract (5)	41,646.9	42,071.1	42,099.9	42,393.0	42,580.6	2.2
Pay TV	964.1	909.3	852.2	821.3	798.4	(17.2)

Wholesale Accesses	5,605.9	5,684.3	5,820.7	5,957.0	6,131.9	9.4

Total Accesses	103,029.4	103,259.8	102,682.5	101,842.0	101,907.8	(1.1)

TELEFÓNICA EUROPE

MOBILE ACCESSES

Unaudited figures (thousands)

	2012		2013
	September	December	March	June	September	% Chg
Prepay percentage (%)	40.9%	40.5%	40.1%	39.7%	39.6%	(1.3	p.p.)
Contract percentage (%)	59.1%	59.5%	59.9%	60.3%	60.4%	1.3	p.p.
MBB accesses (‘000)	24,004.8	25,499.1	26,321.0	27,352.5	28,130.7	17.2
MBB penetration (%)	34%	36%	37%	39%	40%	5.8	p.p.
Smartphone penetration (%)	33%	35%	37%	39%	40%	7.6	p.p.

Note:

•	Telefónica España mobile accesses include since 2013 the accesses of Tuenti and in 2012 they have been restated with the same criteria.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	In the second quarter of 2013, 209 thousand accesses were disconnected due to the disposal of the assets of the fixed business in UK.
(3)	In the second quarter of 2013, 511 thousand accesses were disconnected due to the disposal of the assets of the fixed business in UK.
(4)	Retail circuits other than broadband.
(5)	First quarter of 2013 includes the disconnection of 114 thousand inactive accesses in Czech Republic.

TELEFÓNICA EUROPE

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - September		% Chg				July - September		% Chg
	2013	2012	Reported		Organic		2013	2012	Reported		Organic
Revenues	20,100	22,518	(10.7)		(8.8)		6,708	7,438	(9.8)		(7.1)
Internal exp. capitalized in fixed assets	354	342	3.5		4.8		112	104	7.6		9.9
Operating expenses	(13,150)	(15,011)	(12.4)		(9.9)		(4,273)	(4,788)	(10.8)		(7.3)
Supplies	(6,197)	(7,344)	(15.6)		(12.0)		(2,026)	(2,293)	(11.7)		(6.4)
Personnel expenses	(2,585)	(2,727)	(5.2)		(4.1)		(814)	(877)	(7.2)		(5.6)
Subcontracts	(3,967)	(4,509)	(12.0)		(10.6)		(1,291)	(1,489)	(13.3)		(11.1)
Bad debt provision	(169)	(183)	(8.0)		(7.1)		(58)	(51)	13.7		15.8
Taxes	(232)	(247)	(6.4)		(6.3)		(84)	(79)	7.4		7.6
Other net operating income (expense)	48	(8)	c.s.		c.s.		11	(22)	c.s.		c.s.
Gain (loss) on sale of fixed assets	22	98	(77.9)		80.6		(50)	30	c.s.		(52.8)
Impairment of goodwill and other assets	(4)	(5)	(10.4)		c.s.		(3)	(2)	15.0		c.s.
Operating income before D&A (OIBDA)	7,369	7,934	(7.1)		(4.8)		2,505	2,759	(9.2)		(5.4)
OIBDA Margin	36.7%	35.2%	1.4	p.p.	1.6	p.p.	37.3%	37.1%	0.3	p.p.	0.7	p.p.
Depreciation and amortization	(3,664)	(3,766)	(2.7)		(0.5)		(1,194)	(1,270)	(6.0)		(1.3)
Operating income (OI)	3,705	4,168	(11.1)		(8.7)		1,311	1,490	(12.0)		(8.8)

Notes:

•	OIBDA and OI before management and brand fees.
•	From January 1st, 2013, Tuenti is included in the consolidation perimeter of T. España. Before it was included within “Other companies and eliminations” of Telefónica Group. As a consequence, the results of T. España, T. Europe and “Other companies and Eliminations” of Telefónica Group have been restated for the fiscal year 2012. As this is an intragroup change, Telefónica consolidated results for 2012 are not affected.

TELEFÓNICA EUROPE

ACCESSES BY COUNTRY

Unaudited figures (Thousands)

	2012		2013
	September	December	March	June	September	% Chg
TELEFÓNICA ESPAÑA
Final Clients Accesses	39,213.1	38,821.7	38,196.6	37,695.5	37,171.2	(5.2)
Fixed telephony accesses (1)	11,770.5	11,723.0	11,587.2	11,420.3	11,261.3	(4.3)
Naked ADSL	28.4	25.0	22.9	22.5	22.4	(21.1)
Internet and data accesses	5,665.4	5,779.3	5,830.2	5,860.5	5,872.6	3.7
Narrowband	69.4	54.0	53.2	50.2	46.1	(33.6)
Broadband (2)	5,579.8	5,709.3	5,761.7	5,795.6	5,812.3	4.2
Other (3)	16.2	16.0	15.3	14.7	14.3	(12.1)
Mobile accesses	21,017.6	20,608.7	20,119.3	19,782.3	19,428.0	(7.6)
Prepay	5,407.1	5,180.5	4,966.5	4,769.5	4,560.0	(15.7)
Contract	15,610.4	15,428.2	15,152.7	15,012.8	14,867.9	(4.8)
Pay TV	759.6	710.7	659.9	632.5	609.3	(19.8)

Wholesale Accesses	4,310.7	4,396.0	4,502.0	4,626.5	4,792.2	11.2
WLR (4)	479.6	481.2	485.9	488.6	506.6	5.6
Unbundled loops	3,157.9	3,262.0	3,358.1	3,475.3	3,619.0	14.6
Shared ULL	189.6	183.5	169.5	157.6	147.3	(22.3)
Full ULL (5)	2,968.3	3,078.5	3,188.6	3,317.6	3,471.7	17.0
Wholesale ADSL	672.7	652.3	657.6	662.2	666.2	(1.0)
Other (6)	0.5	0.5	0.4	0.4	0.4	(26.5)

Total Accesses	43,523.8	43,217.8	42,698.6	42,322.0	41,963.3	(3.6)

TELEFÓNICA UK
Final Clients Accesses	23,425.4	23,801.7	23,814.0	23,326.8	23,639.5	0.9
Fixed telephony accesses (1) (7)	362.8	377.4	384.5	192.7	198.7	(45.2)
Internet and data accesses	579.5	560.1	519.4	10.4	13.6	(97.6)
Broadband (8)	579.5	560.1	519.4	10.4	13.6	(97.6)
Mobile accesses	22,483.2	22,864.2	22,910.1	23,123.7	23,427.2	4.2
Prepay	10,863.9	10,962.9	10,758.0	10,680.0	10,764.7	(0.9)
Contract	11,619.2	11,901.3	12,152.1	12,443.7	12,662.4	9.0
Wholesale Accesses	36.4	40.5	42.4	36.8	40.7	11.9

Total Accesses	23,461.8	23,842.2	23,856.4	23,363.6	23,680.2	0.9

TELEFÓNICA GERMANY
Final Clients Accesses	24,215.2	24,284.9	24,218.9	24,216.2	24,306.2	0.4
Fixed telephony accesses (1)	2,296.3	2,249.0	2,212.8	2,176.0	2,144.9	(6.6)
Internet and data accesses	2,740.4	2,678.9	2,630.2	2,583.1	2,543.5	(7.2)
Narrowband	310.1	302.6	294.6	287.9	277.2	(10.6)
Broadband	2,430.3	2,376.3	2,335.6	2,295.1	2,266.2	(6.8)
Mobile accesses	19,113.8	19,299.9	19,324.5	19,411.1	19,576.4	2.4
Prepay	9,224.7	9,191.3	9,123.6	9,150.6	9,260.7	0.4
Contract	9,889.1	10,108.5	10,200.9	10,260.5	10,315.7	4.3
Pay TV	64.8	57.2	51.3	46.0	41.5	(35.9)
Wholesale Accesses	1,104.6	1,087.9	1,112.9	1,127.2	1,130.4	2.3

Total Accesses	25,319.9	25,372.8	25,331.8	25,343.3	25,436.6	0.5

TELEFÓNICA IRELAND
Internet and data accesses	29.5	31.0	31.7	30.9	33.0	11.7
Broadband	29.5	31.0	31.7	30.9	33.0	11.7
Mobile accesses	1,553.8	1,541.7	1,530.2	1,520.5	1,526.1	(1.8)
Prepay	777.4	759.7	739.5	726.6	725.9	(6.6)
Contract	776.4	782.0	790.7	794.0	800.1	3.1

Total Accesses	1,583.3	1,572.7	1,561.9	1,551.4	1,559.1	(1.5)

TELEFÓNICA CZECH REPUBLIC
Final Clients Accesses	7,694.1	7,740.3	7,672.7	7,667.0	7,628.6	(0.9)
Fixed telephony accesses (1)	1,518.6	1,499.9	1,468.4	1,438.6	1,412.3	(7.0)
Naked ADSL	273.8	285.9	289.7	297.6	310.4	13.4
VoIP	71.6	76.7	79.8	82.1	83.9	17.2
Internet and data accesses	1,011.6	1,016.1	1,015.5	1,003.7	994.3	(1.7)
Narrowband	90.7	87.6	84.3	81.1	77.8	(14.2)
Broadband	891.6	899.4	899.7	895.7	889.3	(0.3)
Other	29.3	29.1	31.6	26.9	27.2	(7.1)
Mobile accesses	5,024.2	5,082.9	5,047.8	5,081.9	5,074.4	1.0
Prepay	1,883.8	1,891.1	1,926.7	1,909.2	1,879.6	(0.2)
Contract (9)	3,140.4	3,191.7	3,121.1	3,172.7	3,194.9	1.7
Pay TV	139.7	141.4	140.9	142.8	147.6	5.6
Wholesale Accesses	154.2	159.9	163.4	166.5	168.6	9.3

Total Accesses	7,848.3	7,900.1	7,836.0	7,833.5	7,797.2	(0.7)

TELEFÓNICA SLOVAKIA
Mobile accesses	1,292.3	1,354.2	1,397.7	1,428.1	1,471.4	13.9
Prepay	681.0	694.9	715.3	718.8	731.8	7.5
Contract	611.4	659.3	682.5	709.3	739.6	21.0

Total Accesses	1,292.3	1,354.2	1,397.7	1,428.1	1,471.4	13.9

Note:

•	Telefónica España mobile accesses include since 2013 the accesses of Tuenti and in 2012 they have been restated with the same criteria.
(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30.Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	ADSL, satellite, optical fiber and broadband circuits.
(3)	Leased lines.
(4)	Wholesale Line Rental.
(5)	Includes naked shared loops.
(6)	Wholesale circuits.
(7)	In the second quarter of 2013, 209 thousand accesses were disconnected due to the disposal of the assets of the fixed business in UK.
(8)	In the second quarter of 2013, 511 thousand accesses were disconnected due to the disposal of the assets of the fixed business in UK.
(9)	First quarter of 2013 includes the disconnection of 114 thousand inactive accesses.

TELEFÓNICA EUROPE

SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRY

Unaudited figures

	2012		2013
	Q3	Q4	Q1	Q2	Q3	% Chg Local Cur
TELEFÓNICA ESPAÑA
Traffic (Million minutes)	9,051	8,737	8,238	8,774	8,647	(4.5)
ARPU (EUR)	21.4	19.8	18.4	18.4	17.4	(18.8)
Prepay	9.5	8.1	7.5	7.5	7.5	(22.0)
Contract	25.5	23.8	22.0	21.9	20.4	(19.9)
Data ARPU (EUR)	6.5	6.5	6.5	6.8	6.9	5.9
% non-SMS over data revenues (1)	85.3%	87.6%	90.8%	91.6%	92.4%	7.1	p.p.
TELEFÓNICA UK
Traffic (Million minutes)	12,077	11,910	11,940	12,105	12,196	1.0
ARPU (EUR)	22.9	21.8	20.1	19.9	19.4	(8.5)
Prepay	9.7	9.1	8.0	7.7	7.5	(15.9)
Contract	35.5	33.7	31.1	30.5	29.6	(9.8)
Data ARPU (EUR)	11.8	11.6	10.6	10.5	10.3	(5.9)
% non-SMS over data revenues	48.0%	48.7%	49.7%	49.7%	50.5%	2.5	p.p.
TELEFÓNICA GERMANY
Traffic (Million minutes)	7,228	7,528	7,444	7,691	7,497	3.7
ARPU (EUR)	14.0	13.6	12.5	12.7	12.9	(8.2)
Prepay	5.7	5.5	5.0	5.1	5.4	(6.1)
Contract	21.8	21.0	19.3	19.5	19.6	(10.1)
Data ARPU (EUR)	6.2	6.2	6.1	6.2	6.2	0.2
% non-SMS over data revenues	57.9%	59.9%	63.4%	65.4%	67.6%	9.7	p.p.
TELEFÓNICA IRELAND
Traffic (Million minutes)	960	941	901	932	957	(0.3)
ARPU (EUR)	29.6	28.8	26.2	27.1	25.6	(13.5)
Prepay	20.4	20.4	18.0	19.0	18.4	(9.8)
Contract	39.0	36.9	34.1	34.6	32.2	(17.4)
Data ARPU (EUR)	13.5	13.4	13.4	13.8	13.7	1.5
% non-SMS over data revenues	48.5%	49.6%	50.9%	51.7%	54.3%	5.8	p.p.
TELEFÓNICA CZECH REPUBLIC (2)
Traffic (Million minutes)	2,359	2,499	2,419	2,714	2,776	17.7
ARPU (EUR) (3)	15.7	14.6	13.2	13.0	12.4	(18.7)
Prepay	7.1	6.6	5.9	5.8	5.4	(20.4)
Contract (3)	20.9	19.3	17.6	17.4	16.6	(16.8)
Data ARPU (EUR)	4.5	4.4	4.1	4.2	4.4	1.1
% non-SMS over data revenues	47.1%	47.4%	49.9%	54.4%	58.1%	11.0	p.p.

(1)	Non-SMS revenues include in 2013 the minimum consumption part of contract customers that corresponds to data revenues and Tuenti. Thus, 2012 figures have been restated.
(2)	KPIs for mobile business in Czech Republic do not include Slovakia.
(3)	ARPU and year-on-year change affected by the disconnection of 114 thousand inactive accesses in the first quarter of 2013.

Notes:

•	ARPU calculated as monthly quarterly average.
•	Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
•	T. España ARPU and traffic are affected by the entrance of Tuenti in its consolidation perimeter in 2013, and in 2012 they have been restated with the same criteria.

TELEFÓNICA EUROPE

CUMULATIVE SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRY

Unaudited figures

	2012		2013
	Jan-Sep	Jan-Dec	Jan-Mar	Jan-Jun	Jan-Sep	% Chg Local Cur
TELEFÓNICA ESPAÑA
Traffic (Million minutes)	27,644	36,382	8,238	17,012	25,659	(7.2)
ARPU (EUR)	21.4	20.6	18.4	18.4	18.1	(15.7)
Prepay	9.4	8.8	7.5	7.5	7.5	(19.9)
Contract	25.7	24.7	22.0	22.0	21.5	(16.4)
Data ARPU (EUR)	6.5	6.5	6.5	6.7	6.7	3.8
% non-SMS over data revenues (1)	84.4%	85.2%	90.8%	91.2%	91.6%	7.2	p.p.
TELEFÓNICA UK
Traffic (Million minutes)	36,340	48,250	11,940	24,045	36,241	(0.3)
ARPU (EUR)	22.7	22.5	20.1	20.0	19.8	(8.5)
Prepay	9.7	9.6	8.0	7.9	7.7	(16.3)
Contract	35.5	35.0	31.1	30.8	30.4	(10.1)
Data ARPU (EUR)	11.4	11.4	10.6	10.5	10.5	(3.5)
% non-SMS over data revenues	46.1%	46.8%	49.7%	49.7%	49.9%	3.8	p.p.
TELEFÓNICA GERMANY
Traffic (Million minutes)	21,991	29,519	7,444	15,135	22,632	2.9
ARPU (EUR)	13.8	13.8	12.5	12.6	12.7	(7.9)
Prepay	5.5	5.5	5.0	5.0	5.2	(6.7)
Contract	21.7	21.5	19.3	19.4	19.5	(10.0)
Data ARPU (EUR)	6.1	6.2	6.1	6.2	6.2	0.8
% non-SMS over data revenues	55.6%	56.7%	63.4%	64.4%	65.5%	9.9	p.p.
TELEFÓNICA IRELAND
Traffic (Million minutes)	2,955	3,896	901	1,833	2,790	(5.6)
ARPU (EUR)	29.6	29.4	26.2	26.7	26.3	(11.0)
Prepay	20.1	20.2	18.0	18.5	18.4	(8.2)
Contract	39.7	39.0	34.1	34.3	33.6	(15.2)
Data ARPU (EUR)	13.4	13.4	13.4	13.6	13.6	1.9
% non-SMS over data revenues	47.1%	47.7%	50.9%	51.3%	52.3%	5.1	p.p.
TELEFÓNICA CZECH REPUBLIC (2)
Traffic (Million minutes)	7,093	9,592	2,419	5,133	7,909	11.5
ARPU (EUR) (3)	15.8	15.5	13.2	13.1	12.9	(16.2)
Prepay	7.0	6.9	5.9	5.9	5.7	(16.6)
Contract (3)	21.0	20.6	17.6	17.5	17.2	(16.3)
Data ARPU (EUR)	4.5	4.4	4.1	4.2	4.2	(2.6)
% non-SMS over data revenues	46.0%	46.3%	49.9%	52.2%	54.2%	8.2	p.p.

(1)	Non-SMS revenues include in 2013 the minimum consumption part of contract customers that corresponds to data revenues and Tuenti. Thus, 2012 figures have been restated.
(2)	KPIs for mobile business in Czech Republic do not include Slovakia.
(3)	ARPU and year-on-year change affected by the disconnection of 114 thousand inactive accesses in the first quarter of 2013.

Notes:

•	ARPU calculated as monthly quarterly average of each period.
•	Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
•	T. España ARPU and traffic are affected by the entrance of Tuenti in its consolidation perimeter in 2013, and in 2012 they have been restated with the same criteria.

TELEFÓNICA EUROPE

SELECTED FINANCIAL DATA BY COUNTRY

Unaudited figures (Euros in millions)

	January - September					July - September
	2013	2012	% Chg		% Chg Local Cur	2013	2012	% Chg		% Chg Local Cur
TELEFÓNICA ESPAÑA
Revenues	9,763	11,371	(14.1)			3,204	3,646	(12.1)
Revenues ex-handset revenues	9,402	10,567	(11.0)			3,104	3,497	(11.2)
Wireless Business	3,896	4,953	(21.3)			1,261	1,571	(19.7)
Mobile service revenues	3,534	4,149	(14.8)			1,161	1,422	(18.3)
Data revenues (1)	1,212	1,263	(4.0)			405	414	(2.0)
Handset revenues	361	804	(55.0)			100	149	(32.8)
Wireline Business	6,618	7,185	(7.9)			2,190	2,309	(5.2)
FBB and new services (2)	3,214	3,310	(2.9)			1,067	1,072	(0.4)
Voice & access revenues	3,075	3,505	(12.3)			998	1,132	(11.8)
Other	328	369	(11.0)			124	105	18.1
OIBDA	4,736	5,104	(7.2)			1,607	1,728	(7.0)
OIBDA margin	48.5%	44.9%	3.6	p.p.		50.2%	47.4%	2.8	p.p.
CapEx (3)	909	1,180	(22.9)			282	393	(28.1)
OpCF (OIBDA-CapEx) (3)	3,827	3,924	(2.5)			1,325	1,335	(0.7)
TELEFÓNICA UK
Revenues	4,950	5,234	(5.4)		(0.8)	1,717	1,797	(4.4)		3.1
Mobile service revenues	4,123	4,579	(9.9)		(5.5)	1,365	1,550	(11.9)		(4.9)
Data revenues	2,172	2,287	(5.0)		(0.4)	720	795	(9.5)		(2.3)
Handset revenues and other	827	655	26.2		32.4	352	246	42.7		53.4
OIBDA	1,195	1,190	0.5		5.4	438	454	(3.5)		3.7
OIBDA Margin	24.1%	22.7%	1.4	p.p.		25.5%	25.3%	0.2	p.p.
CapEx (4)	1,238	544	127.8		139.0	167	169	(0.9)		8.2
OpCF (OIBDA-CapEx) (4)	(43)	646	c.s.		c.s.	271	285	(5.1)		1.1
TELEFÓNICA GERMANY
Revenues	3,671	3,871	(5.2)			1,225	1,317	(7.0)
Wireless Business	2,729	2,832	(3.6)			912	977	(6.6)
Mobile service revenues	2,246	2,359	(4.8)			765	812	(5.7)
Data revenues	1,079	1,034	4.3			365	355	3.0
Handset revenues	482	472	2.1			147	165	(11.0)
Wireline Business	938	1,036	(9.5)			311	338	(8.1)
FBB and new services (2)	664	750	(11.5)			217	248	(12.3)
Voice & access revenues	267	276	(3.3)			91	87	4.4
Other	7	10	(32.0)			3	3	(20.1)
OIBDA	918	986	(6.8)			315	358	(12.0)
OIBDA margin	25.0%	25.5%	(0.4	p.p.)		25.7%	27.2%	(1.5	p.p.)
CapEx	468	452	3.4			171	181	(5.5)
OpCF (OIBDA-CapEx)	451	533	(15.5)			144	177	(18.7)
TELEFÓNICA IRELAND
Revenues	413	474	(12.9)			135	161	(16.1)
Mobile service revenues	371	432	(14.0)			121	144	(15.6)
Data revenues	187	190	(1.7)			62	63	(1.1)
Handset revenues and other	41	42	(1.6)			14	18	(20.2)
OIBDA	80	95	(15.4)			29	38	(24.6)
OIBDA Margin	19.5%	20.0%	(0.6	p.p.)		21.2%	23.6%	(2.4	p.p.)
CapEx	42	49	(14.1)			16	16	(4.2)
OpCF (OIBDA-CapEx)	38	46	(16.7)			13	22	(39.8)
TELEFÓNICA CZECH REPUBLIC (5)
Revenues	1,382	1,502	(8.0)		(6.0)	451	502	(10.1)		(7.6)
Wireless Business	792	872	(9.2)		(7.4)	257	293	(12.3)		(10.1)
Mobile service revenues	739	830	(11.0)		(9.2)	240	279	(13.8)		(11.7)
Data revenues	233	228	2.2		4.3	81	77	4.8		7.5
Handset revenues	54	43	25.7		28.1	16	14	17.2		20.0
Wireline Business	590	630	(6.4)		(4.1)	195	209	(6.8)		(3.9)
FBB and new services (2)	300	298	0.6		3.1	98	100	(2.1)		0.9
Voice & access revenues	286	328	(12.8)		(10.6)	95	108	(11.7)		(8.9)
Other	4	4	(1.1)		1.3	2	1	39.7		43.6
OIBDA	545	615	(11.4)		(9.5)	189	210	(10.0)		(7.5)
OIBDA margin	39.4%	41.0%	(1.5	p.p.)		41.9%	41.9%	0.0	p.p.
CapEx	134	158	(15.1)		(13.2)	48	71	(32.8)		(30.9)
OpCF (OIBDA-CapEx)	411	458	(10.2)		(8.2)	141	139	1.7		4.6

Notes:

•	OIBDA before management and brand fees.
•	From January 1st, 2013, Tuenti is included in the consolidation perimeter of T. España. Before it was included within “Other companies and eliminations” of Telefónica Group. As a consequence, the results of T. España, T. Europe and “Other companies and Eliminations” of Telefónica Group have been restated for the fiscal year 2012. As this is an intragroup change, Telefónica consolidated results for 2012 are not affected.
(1)	T. España wireless data revenues include in 2013 the minimum consumption part of contract customers that corresponds to data revenues. Thus, 2012 figures have been restated.
(2)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.
(3)	CapEx includes 65 million euros from the spectrum acquired in the second quarter of 2013 and 4 million euros in the third quarter of 2013.
(4)	CapEx includes 716 million euros from the spectrum acquired in 2013.
(5)	Includes Slovakia.

04

ADDENDA

Key Holdings of the Telefónica Group

TELEFÓNNICA LATINOAMÉRICA

% Stake
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles Mexico	100.0
Telefónica Venezuela	100.0
Telefónica Ecuador	100.0
Telefónica Móviles Uruguay	100.0
Telefónica Costa Rica	100.0
Telefónica del Peru	98.5
Telefónica Móviles Peru	98.5
Telefónica Chile	97.9
Telefónica Brasil	73.9
Telefónica Colombia	70.0
Telefónica Móviles El Salvador	60.0
Telefónica Móviles Guatemala	60.0
Telefonía Celular Nicaragua	60.0
Telefónica Móviles Panama	60.0

TELEFÓNICA EUROPE

% Stake
Telefónica de España	100.0
Telefónica Móviles España	100.0
Telefónica UK	100.0
Telefónica Ireland (1)	100.0
Telefónica Germany	76.8
Telefónica Czech Republic (2) (3)	69.4
Telyco	100.0
T. Soluciones de Informática y
Comunicaciones de España	100.0
Telefónica Telecomunic. Públicas	100.0
Iberbanda	100.0
Acens Technologies	100.0
Tuenti (4)	91.4

(1)	This company is in a process of divestment.
(2)	As of November, 5th, total stake amounted to 70.8% when including treasury shares. The same day, Telefónica announced the sale of 65.9% of Telefónica Czech Republic, maintaining a 4.9% stake in the company.
(3)	It includes 100% of Telefónica Slovakia.
(4)	As of November 6th, Telefónica announced the increase of its stake in Tuenti to 100%.

OTHER STAKES

% Stake
Telefónica de Contenidos	100.0
T. Intern. Wholesale Serv. (TIWS)	100.0
Telco SpA (1)	66.0
DTS, Distribuidora de Televisión Digital	22.0
China Unicom	5.0
BBVA	0.8
Portugal Telecom	0.5

(1)	Telefónica holds an indirect stake of the ordinary share capital (with voting rights) of Telecom Italia through Telco of approximately 14.96%. If we take into account the saving shares (azioni di risparmio), which do not have voting rights, the indirect stake of Telefónica over Telecom Italia would be 10.28%.

ADDENDA

Changes to the Perimeter

During the first nine months of 2013 the main changes in the perimeter of consolidation were as follows:

•	In July Telefónica S.A completed the sale of 40% of its assets in Guatemala, El Salvador, Nicaragua and Panama for 500 million US dollars (equivalent to 377 million euros on the date of execution of the sale). The Telefónica Group retains control over these assets, which are still fully consolidated.

•	On 24 September 2013, Telefónica and the remaining shareholders of Telco, S.p.A reached an agreement by virtue of which Telefónica subscribed for and paid out a capital increase in Telco, S.p.A. through the contribution of 323,772,468 euros in cash, receiving in return non-voting shares of Telco, S.p.A. As a result of this capital increase, the interest held by Telefónica in the voting share capital of Telco, S.p.A. remains unchanged (i.e. 46.18%, as Telefónica currently holds), although its interest in the total share capital of Telco, S.p.A. is increased to 66%. The current governance at Telco, S.p.A.’s level remains unaffected, including the obligation by Telefónica of abstaining from participating or influencing in any decisions which could affect the markets in which both companies are present. This company is still included in the perimeter of consolidation using the equity method.

DISCLAIMER

This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

Investor Relations

Distrito Telefónica—Ronda de la Comunicación s/n

28050 Madrid (Spain)

Phone: +34 91 482 87 00

Fax: +34 91 482 85 99

            Pablo Eguirón (pablo.eguiron@telefonica.com)

            Isabel Beltrán (i.beltran@telefonica.com)

            Gonzalo Borja (gonzalo.borjadelsur@telefonica.com)

            ir@telefonica.es

            http://www.telefonica.com/investors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: November 8th, 2013	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer